SL Green Realty Corp.



2001 Annual Report

PROFILE

SL Green Realty Corp. owns and operates a premier portfolio of commercial office buildings in Midtown Manhattan, the largest and most resilient office market in the country. The Company has established a consistent track record of producing industry-leading returns while creating long-term value for its shareholders.



100 Park Avenue

SL Green owns 25 buildings with over 10 million square feet located on the avenues and major cross streets of Midtown Manhattan near the key transportation hubs of Grand Central Station, Penn Station and Times Square. The Company delivers real value to tenants by offering the amenities, quality and service of modern office buildings at affordable rents. This has enabled the Company to outperform the local office market in every business cycle and to become the landlord of choice in New York.

SL Green is a true local sharpshooter with the market presence, focused strategy and organizational depth to access unique and exciting investment opportunities. The Company seeks to assemble, upgrade and reposition a portfolio of beachfront properties with significant embedded growth while generating high current returns through opportunistic investments. This has enabled SL Green to deliver an average annual total return of nearly 16% since its IPO and to position the Company to outperform in the future.

FINANCIAL HIGHLIGHTS

(In thousands, except per share and rentable area)

Year Ended December 31,	2001	2000	% Change
Total Revenue	$ 257,685	$ 230,323	11.9
Funds from Operations (FFO)	$ 94,844	$ 75,619	25.4
Funds from Operations Per Share (diluted)	$ 3.02	$ 2.67	13.1
Total Market Capitalization	$1,835,500	$1,442,582	27.2
Net Rentable Area (including joint ventures)*	10,035,800	8,664,800	15.8
Annual Dividend (per common share)	$1.605	$1.475	8.8
Book Equity	$ 770,569	$ 609,173	26.7

* in square feet

FFO Per Share (Diluted)
(in dollars)


1.70
1.94
2.29
2.67
3.02
'97
'98
'99
'00
'01

Same Store Cash NOI Growth
(in percent)


9.2
8.9
23.6
14.7
'98
'99
'00
'01

Total Market Capitalization at Year End
(in millions of dollars)


509
847
1,169
1,442
1,835
'97
'98
'99
'00
'01



Seated (left to right):
Marc Holliday
President

Stephen L. Green
Chairman of the Board and Chief Executive Officer

Standing (left to right):
Michael W. Reid
Chief Operating Officer

Gerard T. Nocera
Executive Vice President Director of Real Estate Operations

Thomas E. Wirth
Chief Financial Officer

TO OUR SHAREHOLDERS:

We all live in a different world today. Our nation is emerging from a recession and is at war around the globe with a hidden and elusive enemy. New York is recovering after the shock of the horrible attack on September 11 but there continues to be a general uneasiness in the air. In many public companies, earnings visibility has all but vanished and stock market prices and earnings seem to be based upon guesses and hunches. Daily stock market levels appear to reflect the uncertainties of investor reactions to political and economic news as it unfolds.

A Tradition of Outperforming the Market

At SL Green, we take pride in our consistent record of outperforming our local real estate competitors in the city, other REITs and other public companies in the investment universe. We strongly believe that we can make money in any environment as long as you have a feel for the forces that drive your markets and the ability to devise and execute a strategy that takes advantage of opportunities and protects you from risks. In our case, we prepared ourselves in the good times of the late 90s for the more difficult economic environment we all face today.

Never has this been clearer than it was in 2001. For the year, we posted exceptionally strong earnings performance, achieving FFO per share of $3.02, a 13% increase from the prior year. This made 2001 the fourth straight year SL Green has achieved double-digit earnings growth. In fact, since our IPO in 1997, we have averaged 15.5% FFO growth per share, clearly making us an industry leader. In another key measure of performance, operating earnings per share were up 22.6%. Most importantly to you, our shareholders, in a year when all the major indexes witnessed sharp declines, we posted a total return of 15.9%, which is, we are proud to say, consistent with our total return of 15.8% per annum since we went public. Finally, these exceptionally strong results enabled us to increase our annual dividend by 14% to $1.77 per share in the fourth quarter of the year.

These results are a testament to the quality of our core portfolio and the strength and resiliency of the New York office market. Our same store cash NOI growth was up 15%, making us #1 in the entire REIT office sector in this benchmark of operating performance. We are also proud that our portfolio finished the year with an occupancy rate of 98%, not a small achievement in an environment of sharp reductions in business activity, daily announcements of layoffs and the inevitable bankruptcies.

Repositioning for Growth

Clearly, our outperformance in 2001 did not come by chance or by riding existing momentum. We had the vision to anticipate many of the changes we all faced and the ability to implement a strategic plan that enabled us to continue our strong performance despite the shocks to our economy and city. As we discussed in our letter to you last year, we were committed to assembling, investing in and actively managing a premier portfolio of office buildings in Midtown Manhattan. In 2001, when cost-conscious tenants had choices, they chose SL Green because we could deliver fully modernized office buildings at premier locations at affordable rents. Never before has the SL Green brand of quality and value been more important.

In 2001, we also sowed the seeds of future growth in value and outperformance by continuing to reposition and upgrade our portfolio. We purchased interests in two "beachfront" properties, One Park Avenue and 317 Madison Avenue, while continuing to sell more marginal properties from our portfolio. One Park Avenue is a 913,000 square foot property with large floor plates, great light and a strong tenant roster. 317 Madison Avenue is a 450,000 square foot property with an irreplaceable location at the corner of Madison Avenue and 42nd Street, with direct access to Grand Central Station. In keeping with our investment philosophy, we purchased our interests in both properties at deep discounts to replacement value with market rents at over a 40% premium to fully escalated embedded rents. Both properties should be strong contributors to the growth of our earnings and the creation of long-term shareholder value.

Not only did we upgrade the size, location and quality of our portfolio, we also made significant capital improvements to our buildings. I have learned through long experience that the best time to put money into your buildings is when you don't have to. Even though our portfolio is 98% leased, we made the investment in our future by committing significant capital to buildings like 1466 Broadway, a building in the heart of the explosive Times Square market. When times get more difficult, as it was for many of us this year, tenants want to be in an SL Green building because they know we are committed to maintaining our property portfolio to the highest standards of a modern office building.

Strengthening our Financial Position

While we are proud of the performance of our real estate portfolio, we are equally pleased that in 2001 we significantly enhanced the financial strength, flexibility and liquidity of our Company. We did this not only with our ongoing capital recycling program but also by accessing the public and private markets to raise new sources of equity capital. Our keynote transaction was the $150 million common stock offering we executed in July. In this highly successful offering, we raised efficient capital from a broad range of institutional and retail investors who have already received strong share price performance since the offering.

This transaction was complemented by raising capital in the private institutional marketplace through major strategic alliances with SITQ Immobilier, a subsidiary of Caisse de depot et placement du Quebec, the largest pension fund in Canada, and Prudential Real Estate Investors (PREI), one of the premier investment managers in the United States. These partnerships, coupled with our historic partnership with Morgan Stanley Real Estate Fund, provide us with tremendous firepower to take advantage of investment opportunities as they arise.

Looking Ahead

As we look to the future, we expect that our leasing market will reach a state of equilibrium with vacancy rates hovering between 8–9% in Midtown. Tenants, still uncertain about the timing and strength of a recovery in the local and national economies, will remain cautious until they see some momentum in their own businesses. Until then, belt tightening will continue, there will be some more layoffs at the margins and, unfortunately, there will be some bankruptcies, especially in the more economically sensitive industries.

In this environment, we will continue to maintain a prudent and conservative fiscal policy, keeping our leverage low, coverage ratios high and building our reserves as a cushion against the inevitable shocks of a troubled economy. We will continue our emphasis on aggressively leasing space and maintaining well-above-market occupancies in our portfolio. I have always felt that it is better to lease space even at reduced terms reflecting the current market, than to hold out for the often hoped for but frequently unrealized higher rents in the future. A dollar lost today is never recovered.

Our investment philosophy will also mirror our financial and management philosophy. We will focus on purchasing larger properties at premier locations with a greater emphasis on tenant credit quality and a minimum of leasing risk and exposure. Unless a remarkable opportunity presents itself, we will generally avoid speculative or opportunistic investments with major vacancies until we see the dawning of a strong economic recovery nationally and the absorption of a significant amount of sublease space that is currently in the market place.

Finally, I want to affirm my strong conviction that New York remains the financial, cultural and entertainment center of the world. Businesses want to be here, people want to visit and live here. Everyone wants to be at the center of so much vibrancy and excitement. We are all enduring some difficult times and the tragedy in September still haunts us, but I know that New York has the resiliency and resolve to emerge from these challenges stronger than before.

I want to close by expressing my tremendous pride and confidence in the talent and the abilities of the senior management team of SL Green. Led by Marc Holliday, our President, chief strategist and head of investments, the team clearly enables us to be a market leader and to continue our track record of outperformance. We have tremendous depth, ranging from Michael Reid, our Chief Operating Officer, who has made a seamless transition to his new role as head of finance, administration and capital markets activities, to Tom Wirth, our Chief Financial Officer, who has shown a strong and steady hand in guiding our finance and accounting team. Gerry Nocera, our Head of Real Estate Operations, runs simply the best management and leasing team in the city. Together this group is the key to our current and future success.



Stephen L. Green
Chairman of the Board and
Chief Executive Officer

PERFORMANCE

SL Green Realty Corp. has established a consistent track record of top performance. We have achieved industry-leading growth in earnings and the creation of shareholder value. Since its IPO in 1997, SL Green has generated annualized FFO growth of 15.5%, and an annualized total return of 15.8%. This enabled the Company to outperform key benchmark indices, including the S&P 500, which was up 7.2%, and the NAREIT Equity REIT Index, which was up 5.6%.

Total Return to Shareholders Since IPO
(in percent)

15.8
7.2
5.6

1 2 3

1. SL Green
2. S&P 500
3. NAREIT Equity REIT Index



420 Lexington Avenue

The key to SL Green's outperformance has been the Company's ability to devise and execute a successful strategy while operating in Midtown Manhattan, the country's deepest, most vibrant and resilient office market. SL Green leverages its market leader position to gain access to the right real estate opportunities on a priority basis—to be the company that others want to deal with.

Our acquisition strategy focuses on assembling and re-investing in a premier portfolio of office buildings located on major avenues and thoroughfares within walking distance of the three major transportation hubs, Grand Central Station, Penn Station and Times Square. We seek to create value by purchasing properties at a significant discount to replacement cost and with market rents at a significant premium to in-place rents. We also look for situations where our ability to reposition and upgrade the property, in combination with our intensive management, can create significant value.

The strategy also involves a balanced approach where the Company allocates capital between complementary and synergistic business lines. These range from investments in long-term core properties to investments in real estate and structured finance opportunities that generate high current returns and significant capital gains.

As we look to the future, we are confident that SL Green will continue to be the company that outperforms.

The New York Stock Exchange building, located in downtown Manhattan. (right)



DISCIPLINE

No company delivers industry-leading performance without tremendous attention to detail and commitment to strong discipline. We pride ourselves on being smart managers who exercise firm control over the Company's resources whether financial, human or real estate—to ensure maximum flexibility and results. Constant attention to resource utilization has allowed the Company to maintain significant balance sheet strength, liquidity and financial flexibility.

FFO Payout Ratio
(in percent)


85
72
62
55
58
'97 '98 '99 '00 '01


EXPRESS
10TH TO 19TH FLS

Interior detail—One Park Avenue

Critical to our success has been our ability to consistently recycle capital while maintaining a balance between achieving current earnings performance and generating capital availability to pursue future opportunities. As we begin 2002, never has our balance sheet been stronger, nor our dividend more secure.

We also maintain a strict capital allocation discipline. There are no sacred cows—or more appropriately, sacred properties—at SL Green. Every property is regularly reviewed to ensure that it continues to contribute to the Company's overall growth plan. This is at the heart of our repositioning program, where we sell smaller, side-street office properties and purchase beachfront properties on major avenues near key transportation hubs such as Grand Central Station, where much of our portfolio is concentrated. This served us well when we encountered a more challenging economic environment in this past year. We expect to continue trimming the bottom five to ten percent of our portfolio each year.

As we look to the future, our bedrock discipline of successful capital allocation and recycling is the key to SL Green's continued growth—buying and selling the right properties, at the right time, for the right price. Our talented team has been extremely successful to date and we are confident of our ability to continue this success in the coming years.

One of the many entrances to Grand Central Station. (right)


ENTRANC TRAINS

EXCELLENCE

As owners of more than ten million square feet of office space in one of the world's most demanding markets, being the best operators we can be is not simply something nice to say. It is critical to our ability to outperform the market. We pride ourselves on offering the level and quality of services that tenants want and need.

Occupancy
(in percent)


100
95
90
85
80
'97 '98 '99 '00 '01
SL Green
Class B
Midtown Manhattan


Seated (left to right): Steven Marks, Linda Quinlan, Rick Serrapica. *Standing (left to right):* Steve Beal, Neil Kessner, Steve Durels, Andrew Mathias, Andrew Levine

SL Green constantly re-invests in its properties, restoring the glory of these classic buildings—all prime Midtown Manhattan locations with unparalleled access to transportation and services. We believe that to be the best means investing in our properties in good times, so that we can outperform in more demanding times. The value of our re-investment strategy is clear in the current economic environment. While other landlords face increasing challenges attracting and retaining tenants, SL Green maintains market-leading occupancy levels.

SL Green has become the premier brand in our segment of the market. Our brand advertising—Better Than A, Greater Than B—is more than a catchy phrase. We offer the amenities, service and quality of modern office buildings at preferred addresses in Midtown at affordable rents. In short, we offer tenants real value, which in this era of uncertainty and belt tightening contributes to SL Green's position as the landlord of choice.

We have the best operations, leasing and management group in the City—the biggest reason why SL Green has consistently outperformed the market. We don't expect the next twelve months to be any different. Their continual vigilance and in-depth knowledge of the New York real estate market keeps SL Green ahead of the curve in retaining tenants and attracting new ones.

The lobby of One Park Avenue, one of our key acquisitions during 2001. (right)


LOCAL
EXPRESS

GROWTH

We are proud of our history of consistently achieving market-leading growth in earnings and shareholder value. As we look to the future, we believe that we can continue to outperform. The bedrock foundation of our growth will come from harvesting the embedded value in our portfolio. As New York's true local sharpshooter, we also plan to take advantage of unique and exciting opportunities that we find in our dynamic and resilient market.

Embedded Growth
(incremental revenue per share in dollars)



3.00
2.50
2.00
1.50
1.00
0.50
0.00
'02
'04
'06
'08
'10
Thereafter



317 Madison Avenue

As we have told you in the past, SL Green has set an annual target of 10% growth in earnings. While we have historically exceeded this goal significantly, we know that we face a more challenging environment. We are fully prepared for this market and we are confident that our built-in internal growth puts us well on our way to meet our objectives. In our current portfolio, we have embedded revenue growth over time of approximately $2.57 per share if we re-lease below market expiring leases to current market rents.

While much of our embedded growth comes from our core portfolio concentration in the Grand Central market, we are very excited by what we see happening in Times Square. There's an amazing renaissance taking place with leading corporations like Ernst & Young, Morgan Stanley Dean Witter, Lehman Brothers, Reuters, Bertlesman and Viacom all having a large presence in the area. SL Green is already part of that renaissance with our redevelopment of 1466 Broadway at the heart of Times Square and we plan on being a larger part of the growth that we see coming in this exciting sub-market.

Our commitment to you, our shareholders, is that SL Green will continue the traditions of performance, discipline, and excellence that you have come to expect and that will enable us to grow and prosper in the future.

Our 1466 Broadway property (i-Mac. sign) is nestled at the heart of the vibrant Times Square market. (right)


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OUR

PORTFOLIO

Properties	Submarket
PROPERTIES 100% OWNED	
Same Store	
673 First Avenue	Grand Central South
470 Park Avenue South	Park Avenue South
70 West 36th Street	Penn Station/Garment
1414 Avenue of the Americas	Rockefeller Center
1372 Broadway	Times Square South/Garment
1140 Avenue of the Americas	Rockefeller Center
50 West 23rd Street	Chelsea
1466 Broadway	Times Square
420 Lexington Avenue (Graybar)	Grand Central North
440 Ninth Avenue	Penn Station/Garment
711 Third Avenue	Grand Central North
555 West 57th Street	Midtown West
286 Madison Avenue	Grand Central South
290 Madison Avenue	Grand Central South
292 Madison Avenue	Grand Central South
Subtotal/Weighted Average	
2001 Acquisitions	
317 Madison Avenue	Grand Central
1370 Broadway	Times Square South/Garment
Subtotal/Weighted Average	
2001 Adjustments	
110 East 42nd Street	Grand Central
17 Battery Place North	World Trade/Battery
Subtotal/Weighted Average	
Total/Weighted Average Properties 100% Owned	
PROPERTIES <100% OWNED	
Unconsolidated	
180 Madison Avenue—50%	Grand Central South
One Park Avenue—55%*	Grand Central South
1250 Broadway—55%	Penn Station
469 Seventh Avenue—35%	Penn Station
100 Park Avenue—50%	Grand Central South
321 West 44th Street—35%	Times Square
Subtotal/Weighted Average	
Grand Total/Weighted Average	

*Owns various mortgage and ownership interests


One Park Avenue


1250 Broadway


555 West 57th Street

Ownership	Date Acquired	Rentable Square Feet	Percent Occupied 12/31/01
Leasehold Interest	August-97	422,000	99.8
Fee Interest	August-97	260,000	99.4
Fee Interest	August-97	151,000	98.5
Fee Interest	August-97	111,000	96.2
Fee Interest	August-97	508,000	99.3
Leasehold Interest	August-97	191,000	95.5
Fee Interest	August-97	333,000	99.2
Fee Interest	March-98	289,000	88.9
Operating Sublease	March-98	1,188,000	94.8
Fee Interest	June-98	339,000	91.1
Operating Sublease	May-98	524,000	100.0
Fee Interest	January-99	941,000	100.0
Fee Interest	May-99	112,000	100.0
Fee Interest	May-99	36,800	100.0
Fee Interest	May-99	187,000	100.0
		5,592,800	97.4
Fee Interest	June-01	450,000	94.6
Fee Interest	January-01	255,000	97.3
		705,000	95.6
Fee Interest	September-97	181,000	99.9
Fee Interest	December-97	419,000	100.0
		600,000	100.0
		6,897,800	97.4
Fee Interest	December-00	265,000	92.8
Various Interests	January-01	913,000	98.3
Fee Interest	August-99	670,000	99.5
Fee Interest	January-01	253,000	96.8
Fee Interest	February-00	834,000	100.0
Fee Interest	March-98	203,000	97.2
		3,138,000	98.4
		10,035,800	97.7


711 Third Avenue


1466 Broadway


470 Park Avenue South

CONTENTS OF FINANCIALS

SELECTED FINANCIAL DATA

(In thousands, except per share data)

The following table sets forth selected financial data for the Company, and on an historical combined basis for the SL Green Predecessor, and should be read in conjunction with the Company's Financial Statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations. The balance sheet information as of December 31, 2001, 2000, 1999, 1998 and 1997 represents the consolidated balance sheet of the Company and the statement of income for the years ended December 31, 2001, 2000, 1999 and 1998 and the period August 21, 1997 to December 31, 1997 represents consolidated results of the Company since the IPO. The combined statement of income for the period January 1, 1997 to August 20, 1997 of the SL Green Predecessor was derived from the historical combined financial statements.

The SL Green Predecessor consisted of the assets, liabilities and owners' deficits and results of operations of two properties, 1414 Avenue of the Americas and 70 West 36th Street, equity interests in four other properties, namely, 673 First Avenue, 470 Park Avenue South, 29 West 35th Street and the Bar Building (which interests are accounted for under the equity method) and of the assets, liabilities and owners' equity and results of operations of the Company's affiliated Service Corporation.

	The Company					SL Green Predecessor
	Year ended December 31,				Aug. 21, to Dec. 31,	Jan. 1, to Aug. 20,
	2001	2000	1999	1998	1997	1997
Operating Data:						
Total revenue	$257,685	$230,323	$206,017	$134,552	$23,207	$ 9,724
Property operating expenses	70,720	67,304	62,168	45,207	7,077	2,722
Real estate taxes	30,963	28,850	29,198	21,224	3,498	705
Interest	46,238	40,431	28,610	13,086	2,135	1,062
Depreciation and amortization	38,336	32,511	27,260	15,404	2,815	811
Loss on terminated project	—	—	—	1,065	—	—
Loss on hedge transaction	—	—	—	176	—	—
Marketing, general and administration	15,374	11,561	10,922	5,760	948	2,189
Total expenses	201,631	180,657	158,158	101,922	16,473	7,489
Operating income	56,054	49,666	47,859	32,630	6,734	2,235
Equity in net (loss) income from affiliates	(1,054)	378	730	387	(101)	—
Equity in net income of unconsolidated joint ventures	8,607	3,108	377	—	—	—
Equity in net loss of uncombined joint ventures	—	—	—	—	—	(770)
Income before minority interest, extraordinary items and gain on sales	63,607	53,152	48,966	33,017	6,633	1,465
Minority interest	(4,600)	(7,430)	(5,121)	(3,043)	(1,074)	—
Income before extraordinary items and gain on sale	59,007	45,722	43,845	29,974	5,559	1,465
Gain on sale of properties/ preferred investments	4,956	41,416	—	—	—	—
Extraordinary items (net of minority interest)	(430)	(921)	(989)	(522)	(1,874)	22,087
Cumulative effect of change in accounting principle	(532)	—	—	—	—	—
Net income	63,001	86,217	42,856	29,452	3,685	23,552
Preferred dividends and accretion	(9,658)	(9,626)	(9,598)	(5,970)	—	—
Income available to common shareholders	$ 53,343	$ 76,591	$ 33,258	$ 23,482	$ 3,685	$23,552
Net income per common share—basic	$1.98	$3.14	$1.37	$1.19	$0.45	
Net income per common share—diluted	$1.94	$2.93	$1.37	$1.19	$0.30	
Cash dividends declared per common share	$1.605	$1.475	$1.41	$1.40	$0.51	
Basic weighted average common shares outstanding	26,993	24,373	24,192	19,675	12,292	
Diluted weighted average common share and common share equivalents outstanding	29,808	31,818	26,680	22,145	12,404	

Selected Financial Data (continued)

(In thousands)

	The Company				
	December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Commercial real estate, before accumulated depreciation	**$ 984,375**	$ 895,810	$ 908,866	$697,061	$338,818
Total assets	**1,371,577**	1,161,154	1,071,242	777,796	382,775
Mortgages and notes payable	**504,831**	460,716	435,693	162,162	128,820
Accrued interest payable	**1,875**	2,349	2,650	494	552
Minority interest	**46,430**	43,326	41,494	41,491	33,906
Preferred Income Equity Redeemable Shares[SM]	**111,231**	110,774	110,348	109,950	—
Stockholders' equity	**612,908**	455,073	406,104	404,826	176,208

	The Company					SL Green Predecessor
	Year ended December 31,				Aug. 21, to Dec. 31,	Jan. 1, to Aug. 20,
	2001	2000	1999	1998	1997	1997
Other Data:						
Funds from operations after distributions to preferred shareholders (1)	**$ 94,844**	$ 75,619	$ 62,645	$ 42,858	$ 9,355	$ —
Funds from operations before distributions to preferred shareholders (1)	**104,044**	84,819	71,845	48,578	9,355	—
Net cash provided by operating activities	**80,588**	53,806	48,013	22,665	5,713	2,838
Net cash (used in) investing activities	**(420,061)**	(38,699)	(228,678)	(376,593)	(217,165)	(5,559)
Net cash provided by (used in) financing activities	**341,873**	(25,875)	195,990	347,382	224,234	2,782

(1) The revised White Paper on Funds from Operations ("FFO") approved by the Board of Governors of NAREIT in October 1999 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. The Company computes FFO in accordance with the current standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements relate to, without limitation, the Company's future capital expenditures, dividends and acquisitions (including the amount and nature thereof), expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors about which the Company has made assumptions are general economic and business (particularly real estate) conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations (including changes to laws governing the taxation of REITs), availability of capital (debt and equity), interest rate fluctuations, competition, supply and demand for properties in our current and any proposed market areas, tenants' ability to pay rent at current or increased levels, accounting principles, policies and guidelines applicable to REITs, environmental risks, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, many of which are beyond the control of the Company.

General

SL Green Realty Corp. (the "Company"), a Maryland corporation, and SL Green Operating Partnership, L.P. (the "Operating Partnership"), a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities.

As of December 31, 2001, the Company's wholly-owned portfolio (the "Properties") consisted of 19 commercial properties encompassing approximately 6.9 million rentable square feet located primarily in midtown Manhattan ("Manhattan"), a borough of New York City. As of December 31, 2001, the weighted average occupancy (total occupied square feet divided by total available square feet) of the Properties was 97.4%. The Company's portfolio also includes ownership interests in unconsolidated joint ventures which own six commercial properties in Manhattan, encompassing approximately 3.1 million rentable square feet which were 98.4% occupied as of December 31, 2001. The Company also owns one triple-net leased property located in Shelton, Connecticut. In addition, the Company continues to manage four office properties owned by third-parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

The tragedy of September 11, 2001 had a significant effect on New York City real estate. A majority of the Company's portfolio is located in midtown Manhattan. There was no resulting damage to any of our properties. The current operating results of the properties were not impacted by the tragedy and resulted in a minimal increase to operating expenses through increased building security.

The real estate industry has, however, been experiencing a significant change in the property insurance markets that has resulted in significantly higher premiums for landlords whose policies are subject to renewal in 2002, primarily in the area of terrorism insurance coverage. The Company's current insurance policy does not expire until October 2002 and under that policy, the Company's current portfolio is covered for acts of terrorism. The Company does not know if sufficient insurance coverage will be available when the current policy expires, or the costs for obtaining a policy containing terms similar to our current policy. The Company's policy may not cover newly acquired properties, and additional insurance may need to be obtained prior to October 2002. This may have an impact on the availability and cost of secured financing in the future.

The following discussion related to the consolidated financial statements of the Company should be read in conjunction with the financial statements.

Results of Operations

Comparison of year ended December 31, 2001 to year ended December 31, 2000

The following comparison of the year ended December 31, 2001 ("2001") to the year ended December 31, 2000 ("2000") makes reference to the following: (i) the effect of the "Same-Store Properties," which represent all properties owned by the Company at January 1, 2000 and at December 31, 2001, (ii) the effect of the "2001 Acquisitions," which represent all properties acquired in 2001, namely, One Park Avenue and 1370 Broadway (January 2001) and 317 Madison Avenue (June 2001), (iii) the effect of the "Dispositions," which represent all properties disposed of in 2000, namely, 29 West 35th Street (February 2000), 36 West 44th Street (March 2000), 321 West 44th Street which was contributed to a joint venture (May 2000), and 17 Battery Place South (December 2000), and all properties disposed of in 2001, namely, 633 Third Avenue (January 2001), One Park Avenue which was contributed to a joint venture (May 2001) and 1412 Broadway (June 2001).

RENTAL REVENUES

	2001	2000	$ Change	% Change
(in millions)				
Rental revenue	$204.6	$189.0	$ 15.6	8.3%
Escalation and reimbursement revenue	31.3	24.7	6.6	26.7
Signage revenue	1.5	2.1	(0.6)	(28.6)
Total	$237.4	$215.8	$ 21.6	10.0%
Same-Store Properties	$183.3	$173.6	$ 9.7	5.6%
2001 Acquisitions	30.3	—	30.3	—
Dispositions	6.6	18.6	(12.0)	(64.5)
Other properties	17.2	23.6	(6.4)	(27.1)
Total	$237.4	$215.8	$ 21.6	10.0%

The increase in rental revenue occurred even though occupancy levels decreased at Same-Store Properties from 98.4% at December 31, 2000 to 97.4% at December 31, 2001. Annualized rents from replacement rents on previously occupied space at Same-Store Properties were 43.0% higher than previous fully escalated rents. The Company estimates that the difference between existing in-place fully escalated rents and current market rents on its wholly-owned properties is approximately 31.9%. Approximately 6.6% of the space leased at wholly-owned properties expires during 2002.

The increase in escalation and reimbursement revenue was primarily due to higher operating expense recoveries ($5.3 million) and utility recoveries ($1.3 million). On an annualized basis, the Company recovered approximately 90% of its electric costs.

The decrease in signage revenue was primarily attributable to 1466 Broadway as several temporary signs were not fully leased during 2001 ($0.6 million).

INVESTMENT AND OTHER INCOME

	2001	2000	$ Change	% Change
(in millions)				
Equity in net income of unconsolidated joint ventures	$ 8.6	$ 3.1	$ 5.5	177.4%
Investment income	17.4	13.3	4.1	30.8
Other	2.8	1.1	1.7	154.6
Total	$28.8	$17.5	$11.3	64.6%

The increase in equity in net income of unconsolidated joint ventures is due to the Company having had four joint venture investments in 2000 comprising 2.0 million square feet, compared to six joint venture investments in 2001 comprising 3.1 million square feet. Occupancy at the joint ventures increased from 98.0% in 2000 to 98.4% in 2001. Annualized rent and annualized net effective rent per leased square foot increased 10.9% and 1.4%, respectively, over 2000 rates. The Company estimates that the difference between existing in-place fully escalated rents and current market rents is approximately 36.0%. Approximately 12.2% of the space leased at joint venture properties expires in 2002.

The increase in investment income primarily represents interest income from structured finance transactions ($8.3 million). This was offset by a decrease in investment income due to the repayment of the loan on 1370 Avenue of the Americas in 2000 ($2.5 million) and a decrease in interest from excess cash on hand ($0.2 million). For 2001, the weighted average loan balance outstanding and yield were $105,256 and 14.18%, respectively, compared to $55,250 and 21.08%, respectively, for 2000. The Company wrote down its investment in a technology company and a technology fund ($1.5 million).

PROPERTY OPERATING EXPENSES

(in millions)	2001	2000	$ Change	% Change
Operating expenses (excluding electric)	$ 39.7	$37.9	$ 1.8	4.7%
Electric costs	18.4	16.7	1.7	10.2
Real estate taxes	31.0	28.9	2.1	7.3
Ground rent	12.6	12.7	(0.1)	(0.8)
Total	$101.7	$96.2	$ 5.5	5.7%
Same-Store Properties	$ 78.9	$76.4	$ 2.5	3.3%
2001 Acquisitions	10.7	—	10.7	—
Dispositions	2.6	6.9	(4.3)	(62.3)
Other properties	9.5	12.9	(3.4)	(26.4)
Total	$101.7	$96.2	$ 5.5	5.7%

The increase in operating expenses, excluding electric, was primarily due to increased security measures implemented ($0.6 million), advertising ($0.4 million), insurance ($0.2 million) and cleaning costs ($1.1 million). This was offset by a decrease in repairs and maintenance ($0.9 million).

The increase in electric costs was primarily due to higher electric rates as well as the 2001 Acquisitions, and was partially offset by the Dispositions.

The increase in real estate taxes was primarily attributable to the 2001 Acquisitions ($4.0 million), and Same-Store Properties which increased real estate taxes by $0.5 million (2%) as the assessed values on these properties increased. This increase was partially offset by a decrease in real estate taxes due to the Dispositions ($2.4 million).

OTHER EXPENSES

(in millions)	2001	2000	$ Change	% Change
Interest expense	$46.2	$40.4	$ 5.8	14.4%
Depreciation and amortization expense	38.3	32.5	5.8	17.9
Marketing, general and administrative expense	15.4	11.6	3.8	32.7
Total	$99.9	$84.5	$15.4	18.2%

The increase in interest expense was primarily attributable to new secured mortgage financing being placed on Same-Store Properties ($2.1 million), mortgage financing associated with the 2001 Acquisitions ($5.5 million) and an increase in interest expense at the corporate level ($1.2 million). This was partially offset by the interest savings from the Dispositions ($3.0 million). The weighted average interest rate for the Company's indebtedness was 6.91% at December 31, 2001 compared to 8.2% at December 31, 2000. The 30-day LIBOR at December 31, 2001 was 1.87% compared to 6.82% at December 31, 2000 and resulted in interest savings on the Company's variable rate debt.

Depreciation and amortization increased primarily due to depreciation on the 2001 Acquisitions ($4.4 million) and additional capital expenditures and tenant improvements incurred on the Same-Store Properties ($2.7 million). This was partially offset by the Dispositions ($2.0 million).

Marketing, general and administrative expense increased primarily due to increased personnel costs primarily related to several executive management changes, and higher year-end compensation and severance costs ($1.6 million), a donation to assist the victims and families of the World Trade Center tragedy ($1.0 million), professional fees ($0.2 million), income taxes ($0.2 million), and telecommunications expense ($0.2 million). Marketing, general and administrative expense increased from 5.0% in 2000, to 6.0% of total revenue in 2001.

Comparison of year ended December 31, 2000 to year ended December 31, 1999

The following comparison of the year ended December 31, 2000 ("2000") to the year ended December 31, 1999 ("1999") makes reference to the following: (i) the effect of the "Same-Store Properties," which represent all properties owned by the Company at January 1, 1999, (ii) the effect of the "1999 Acquisitions," which represent all properties acquired in 1999, namely, 555 West 57th Street (January 1999), and 286, 290 and 292 Madison Avenue (May 1999) and (iii) the effect of the "2000 Dispositions," which represent all properties disposed of in 2000, namely, 29 West 35th Street (February 2000), 36 West 44th Street (March 2000) and 321 West 44th Street (May 2000) which was contributed to a joint venture.

RENTAL REVENUES

	2000	1999	$ Change	% Change
(in millions)				
Rental revenue	$189.0	$174.9	$14.1	8.1%
Escalation and reimbursement revenue	24.7	21.9	2.8	12.8
Signage revenue	2.1	1.7	0.4	23.5
Total	$215.8	$198.5	$17.3	8.7%
Same-Store Properties	$163.8	$144.8	$19.0	13.1%
1999 Acquisitions	50.0	43.0	7.0	16.3
2000 Dispositions	2.0	10.7	(8.7)	(81.3)
Total	$215.8	$198.5	$17.3	8.7%

The increase in rental revenues was primarily due to an overall increase in occupancy at the Properties from 98% in 1999 to 99% in 2000. In addition, annualized rents from replacement rents on previously occupied space at Same-Store Properties and portfolio wide were 49% and 41% higher than previous fully escalated rents, respectively.

The increase in escalation and reimbursement revenue was primarily due to the recovery of higher utility costs ($2.6 million).

The increase in signage revenue was primarily attributable to 1466 Broadway ($0.4 million).

INVESTMENT AND OTHER INCOME

	2000	1999	$ Change	% Change
(in millions)				
Equity in net income of unconsolidated joint ventures	$ 3.1	$0.4	$ 2.7	675.0%
Investment income	13.3	5.3	8.0	150.9
Other	1.1	2.3	(1.2)	(52.2)
Total	$17.5	$8.0	$ 9.5	118.8%

The increase in equity in net income of unconsolidated joint ventures is due to the Company having had two joint venture investments in 1999 comprising one million square feet compared to four joint venture investments in 2000 comprising two million square feet. In addition, the Company had a larger average equity interest in the joint ventures compared to the prior year. Occupancy at the joint ventures increased from 94% in 1999 to 98% in 2000. Annualized rent and annualized net effective rent per leased square foot increased 17% and 18%, respectively, over 1999 rates. The Company estimated that the difference between existing in-place fully escalated rents and current market rents was approximately 71.6%.

The increase in investment income primarily represented interest income from 2 Grand Central Tower ($8.4 million). The balance of the change in investment income was due to investments in 1370 Avenue of the Americas ($1.7 million, which included $0.7 million interest prepayment in connection with its early redemption), 17-29 West 44th Street ($0.7 million) and interest from excess cash on hand ($1.0 million). This was partially offset by a decrease in investment income ($3.0 million) due to loans on 636 11th Avenue, 521 Fifth Avenue and 17 Battery Place being repaid in 1999.

PROPERTY OPERATING EXPENSES

	2000	1999	$ Change	% Change
(in millions)				
Operating expenses (excluding electric)	$37.9	$35.5	$ 2.4	6.8%
Electric costs	16.7	13.9	2.8	20.1
Real estate taxes	28.9	29.2	(0.3)	(1.0)
Ground rent	12.7	12.8	(0.1)	(0.8)
Total	$96.2	$91.4	$ 4.8	5.3%
Same-Store Properties	$71.1	$66.2	$ 4.9	7.4%
1999 Acquisitions	23.1	20.1	3.0	14.9
2000 Dispositions	2.0	5.1	(3.1)	(60.8)
Total	$96.2	$91.4	$ 4.8	5.3%

The increase in operating expenses, excluding electric, was primarily due to higher fuel costs ($0.6 million), higher cleaning costs ($0.9 million) and repairs and maintenance ($0.9 million).

The decrease in real estate taxes attributable to the 2000 Dispositions ($1.0 million) was partially offset by an increase in real estate taxes of $0.7 million due to the 1999 Acquisitions. Overall, real estate taxes increased due to increases in property assessments which were partially offset by a reduction in tax rates over the prior year.

OTHER EXPENSES

	2000	1999	$ Change	% Change
(in millions)				
Interest expense	$40.4	$28.6	$11.8	41.3%
Depreciation and amortization expense	32.5	27.3	5.2	19.1
Marketing, general and administrative expense	11.6	10.9	0.7	6.4
Total	$84.5	$66.8	$17.7	26.5%

Interest expense increased due to increased borrowings in 2000 compared to 1999. In addition, the weighted average interest rate at December 31, 2000 was 8.2% compared to 8.0% at December 31, 1999.

Depreciation and amortization increased primarily due to depreciation on the 1999 Acquisitions ($1.3 million) and capital expenditures and tenant improvements incurred on the Same-Stores Properties ($3.7 million). This was partially offset by the Dispositions ($1.1 million).

Marketing, general and administrative expense decreased as a percentage of total revenues, representing approximately 5.0% and 5.3% of total revenues for 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

2001 Compared to 2000

Net cash provided by operating activities increased $26.8 million to $80.6 million for the year ended December 31, 2001, compared to $53.8 million for the year ended December 31, 2000. Operating cash flow was primarily generated by the Same-Store Properties and 2001 Acquisitions, but was reduced by the decrease in operating cash flow from the Dispositions.

Net cash used in investing activities increased $381.3 million to $420.0 million for the year ended December 31, 2001 compared to $38.7 million for the year ended December 31, 2000. The increase was due primarily to the higher dollar volume of acquisitions and capital improvements in 2001 ($390.0 million and $29.9 million, respectively) as compared to 2000 ($16.6 million and $38.9 million, respectively). This relates primarily to the acquisitions of One Park Avenue and 1370 Broadway in January 2001 and 317 Madison Avenue in June 2001. The balance in 2000 also included approximately $22.2 million in acquisition deposits. In 2001, approximately $50.2 million was funded out of restricted cash set aside from the sale of 17 Battery Place South. The net investment in unconsolidated joint ventures decreased $24.4 million due to the purchase of a 49.9% interest in 100 Park Avenue and a 49.9% interest in 180 Madison Avenue in 2000 compared to the purchase of a 35% interest in 469 Seventh Avenue and a 49.9% interest in 1250 Broadway in 2001. In addition, 90 Broad Street was sold in December 2000 and a 45% interest in 1250 Broadway was sold in November 2001. Refinancing proceeds from 1250 Broadway were also distributed. Net proceeds from dispositions increased $26.0 million due to the sales of 633 Third Avenue, One Park Avenue, 1412 Broadway and a condominium interest in 110 East 42nd Street totaling $95.1 million in 2001 compared to the dispositions of 29 West 35th Street, 36 West 44th Street, 321 West 44th Street, 17 Battery South and our interest in 1370 Avenue of the Americas totaling $121.1 million in 2000. The Company also had approximately $106.1 million in net new structured finance originations.

Net cash provided by financing activities increased $367.8 million to $341.9 million for the year ended December 31, 2001 compared to $(25.9) million for the year ended December 31, 2000. The increase was primarily due to net proceeds from the common stock offering ($148.4 million) as well as higher borrowing requirements due to the higher volume of acquisitions funded with mortgage debt and draws under the line of credit ($336.2 million), which was partially offset by higher debt repayments ($115.2 million).

2000 Compared to 1999

Net cash provided by operating activities increased $5.8 million to $53.8 million for the year ended December 31, 2000 compared to $48.0 million for the year ended December 31, 1999. The increase was due primarily to operating cash flow generated by the Same-Store Properties and the 1999 Acquisitions which was partially offset by the decrease in operating cash flow from the 2000 Dispositions.

Net cash used in investing activities decreased $190.0 million to $38.7 million for the year ended December 31, 2000 compared to $228.7 million for the year ended December 31, 1999. The decrease was primarily due to fewer acquisitions of wholly-owned properties and lower levels of capital improvements in 2000 ($16.6 million and $38.9 million, respectively) as compared to 1999 ($133.5 million and $45.2 million, respectively). In addition, the Company had a $50.2 million acquisition deposit held in an escrow account for a transaction which closed in January 2001. The net increase in investment in unconsolidated joint ventures ($32.6 million) and mortgage loans ($34.2 million) was partially offset by the proceeds from the dispositions of 29 West 35th Street, 36 West 44th Street, 321 West 44th Street, 17 Battery Place South and our interest in 1370 Avenue of the Americas, totaling $121.1 million and distributions from the joint ventures ($25.6 million).

Net cash provided by financing activities decreased $221.9 million to $(25.9) million for the year ended December 31, 2000 compared to $196.0 million for the year ended December 31, 1999. The decrease was primarily due to lower borrowing requirements ($64.3 million) due to fewer acquisitions, and higher debt repayments ($160.0 million).

Capitalization

On July 25, 2001, the Company completed the sale of 5,000,000 shares of common stock under its shelf registration statement. The net proceeds from this offering ($148.4 million) were used to pay down the 2000 Unsecured Credit Facility. After this offering, the Company still has an effective shelf registration with the SEC for an aggregate amount of $251 million in common and preferred stock of the Company.

Rights Plan

On February 16, 2000, the Board of Directors of the Company authorized a distribution of one preferred share purchase right ("Right") for each outstanding share of common stock under a shareholder rights plan. This distribution was made to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share ("Preferred Shares"), at a price of $60.00 per one one-hundredth of a Preferred Share ("Purchase Price"), subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless the expiration date is extended or the Right is redeemed or exchanged earlier by the Company.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding stock ("Acquiring Person"). In the event that a person or group becomes an Acquiring Person, each holder of a right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

The Company filed a registration statement with the SEC for the Company's dividend reinvestment and stock purchase plan ("DRIP") which was declared effective on September 10, 2001. The DRIP commenced on September 24, 2001. The Company registered 3,000,000 shares of common stock under the DRIP.

During the year ended December 31, 2001, no shares were issued and no proceeds were received from dividend reinvestments and/or stock purchases under the DRIP.

Indebtedness

At December 31, 2001, borrowings under the mortgage loans and credit facilities (excluding our share of joint venture debt of $225.3 million) represented 31.4% of the Company's market capitalization of $1.84 billion (based on a common stock price of $30.71 per share, the closing price of the Company's common stock on the New York Stock Exchange on December 31, 2001). Market capitalization includes debt, common and preferred stock and conversion of all operating partnership units.

The tables below summarize the Company's mortgage debt and lines of credit indebtedness outstanding at December 31, 2001 and 2000, respectively (in thousands).

December 31,	2001	2000
Debt Summary:		
Balance		
Fixed rate	$253,792	$317,786
Variable rate—hedged	133,930	69,606
Total fixed rate	387,722	387,392
Variable rate	60,000	49,950
Variable rate–supporting variable rate assets	57,109	23,374
Total variable rate	117,109	73,324
Total	$504,831	$460,716
Percent of Total Debt:		
Total fixed rate	76.80%	84.08%
Variable rate	23.20%	15.92%
Total	100.00%	100.00%
Effective Interest Rate at End of Period		
Fixed rate	8.23%	8.22%
Variable rate	3.49%	8.20%
Effective interest rate	7.13%	8.21%

The variable rate debt shown above bears interest at an interest rate based on LIBOR (1.87% at December 31, 2001). The Company's total debt at December 31, 2001 had a weighted average term to maturity of approximately 4.46 years.

As of December 31, 2001, the Company had two variable rate structured finance investments collateralizing the secured credit facility. These structured finance investments, totaling $70.0 million, mitigate the Company's exposure to interest rate changes on its unhedged variable rate debt.

Market Rate Risk

The Company is exposed to changes in interest rates primarily from its floating rate debt arrangements. The Company uses interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate curve would adversely affect the Company's annual interest cost by approximately $1.5 million annually.

The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Approximately $387.7 million of the Company's long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The interest rate on the variable rate debt as of December 31, 2001 ranged from LIBOR plus 100 basis points to LIBOR plus 200 basis points.

Mortgage Financing

As of December 31, 2001, the Company's total mortgage debt (excluding the Company's share of joint venture debt of approximately $225.3 million) consisted of approximately $387.7 million of fixed rate debt with an effective interest rate of approximately 8.23% and no unhedged variable rate debt. The Company's mortgage debt at December 31, 2001, encumbering 10 Properties, will mature as follows (in thousands):

	Scheduled Amortization	Principal Repayments	Total
2002	$ 6,916	$ —	$ 6,916
2003	7,772	2,002	9,774
2004	3,863	140,300	144,163
2005	3,366	47,247	50,613
2006	3,270	—	3,270
Thereafter	21,065	151,921	172,986
Total	$46,252	$341,470	$387,722

The $26.9 million mortgage encumbering the properties located at 286, 290 and 292 Madison Avenue was previously extended for one year to May 31, 2001. This extension was done in order to match the term of this financing and availability to add these properties to the unencumbered asset pool which collateralizes the Company's 2000 Unsecured Credit Facility (see below). On January 16, 2001, the Company repaid the mortgage encumbering 290 Madison Avenue. The remaining balance on this note was repaid on February 21, 2001 with proceeds from the 2000 Unsecured Credit Facility. In February 2001, the bank group approved the addition of 286 and 292 Madison Avenue to the unencumbered asset pool.

REVOLVING CREDIT FACILITIES

2000 Unsecured Credit Facility

On June 27, 2000, the Company repaid in full and terminated its $140 million credit facility and obtained a new senior unsecured revolving credit facility in the amount of $250.0 million (the "2000 Unsecured Credit Facility") from a group of 9 lender banks. In March 2001, the Company exercised an option to increase the capacity under this credit facility to $300.0 million. The 2000 Unsecured Credit Facility has a term of three years and bears interest at a spread ranging from 137.5 basis points to 175 basis points over LIBOR, based on the Company's leverage ratio. If the Company was to receive an investment grade rating, the spread over LIBOR will be reduced to 125 basis points. The 2000 Unsecured Credit Facility also requires a 15 to 25 basis point fee on the unused balance payable quarterly in arrears. At December 31, 2001, $60.0 million was outstanding and carried an effective interest rate of 3.38%. Availability under the 2000 Unsecured Credit Facility at December 31, 2001 was further reduced by the issuance of letters of credit in the amount of $5.0 million for acquisition deposits. On February 4, 2002, $206.0 million was available under this facility.

The terms of the 2000 Unsecured Credit Facility include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, the minimum amount of fixed charge coverage, the minimum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable the Company to continue to qualify as a REIT under the Code, the Company will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments.

2001 Secured Credit Facility

On December 20, 2001, the Company repaid in full and retired its $60 million secured credit facility in connection with the Company obtaining a $75.0 million secured credit facility (the "2001 Secured Credit Facility"). The 2001 Secured Credit Facility, which is secured by various structured finance investments, has a term of two years with a one-year extension option. It bears interest at the rate of 150 basis points over LIBOR. At December 31, 2001, $34.9 million was outstanding and carried a weighted average interest rate of 3.42%. On February 4, 2002, $40.1 million was available under this facility. The 2001 Secured Credit Facility includes certain restrictions and covenants which are similar to those under the 2000 Unsecured Credit Facility.

Capital Expenditures

The Company estimates that for the year ending December 31, 2002, it will incur approximately $30 million of capital expenditures (including tenant improvements) on properties currently owned. Of that total, over $15.5 million of the capital investments are dedicated to redevelopment costs, including New York City local law 11, associated with properties acquired after the Company's IPO. The Company expects to fund these capital expenditures with operating cash flow, borrowings under the credit facilities, additional property level mortgage financings, and cash on hand. Future property acquisitions may require substantial capital investments in such properties for refurbishment and leasing costs. The Company expects that these financing requirements will be met in a similar fashion. The Company believes that it will have sufficient capital resources to satisfy its obligations during the next 12-month period. Thereafter, the Company expects that its capital needs will be met through a combination of net cash provided by operations, borrowings, potential asset sales or additional equity or debt issuances.

Dividends

The Company expects to pay dividends to its stockholders primarily based on its distributions received from the Operating Partnership primarily from property revenues net of operating expenses or, if necessary, from working capital or borrowings.

To maintain its qualification as a REIT, the Company must pay annual dividends to its stockholders of at least 90% (95% prior to January 1, 2001) of its REIT taxable income, determined before considering the dividends paid deduction and by excluding net capital gains. Moreover, the Company intends to continue to pay regular quarterly dividends to its stockholders which, based upon current policy, in the aggregate would equal approximately $53.1 million on an annualized basis. However, any such dividend, whether for Federal income tax purposes or otherwise, would only be paid out of available cash to the extent permitted under the 2000 Unsecured Credit Facility and the 2001 Secured Credit Facility after meeting both operating requirements and scheduled debt service on mortgages and loans payable.

Funds from Operations

The revised White Paper on Funds from Operations ("FFO") approved by the Board of Governors of NAREIT in October 1999 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. The Company computes FFO in accordance with the current standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions.

Funds from Operations for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

Year ended December 31,	2001	2000	1999
Income before minority interest; extraordinary item, gain on sales, preferred stock dividends and cumulative effect adjustment	$ 63,607	$ 53,152	$ 48,966
Add:			
Depreciation and amortization	38,336	32,511	27,260
FFO adjustment for unconsolidated joint ventures	6,575	3,258	433
Less:			
Dividends on preferred shares	(9,200)	(9,200)	(9,200)
Minority interest in the BMW Building	—	—	(1,765)
Amortization of deferred financing costs and depreciation of non-rental real estate assets	(4,474)	(4,102)	(3,049)
Funds From Operations—basic	94,844	75,619	62,645
Dividends on preferred shares	9,200	9,200	9,200
Funds From Operations—diluted	$ 104,044	$ 84,819	$ 71,845
Cash flows provided by operating activities	$ 80,588	$ 53,806	$ 48,013
Cash flows used in investing activities	$(420,061)	$(38,699)	$(228,678)
Cash flows provided by (used in) financing activities	$ 341,873	$(25,875)	$ 195,990

Inflation

Substantially all of the office leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. The Company believes that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Critical Accounting Policies

The Company believes that the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties and structured finance investments may be impaired. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the asset. Management does not believe that the value of any of its rental properties or structured finance investments is impaired at December 31, 2001.

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. The Company establishes, on a current basis, an allowance for future potential tenant credit losses which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees are also recognized over the term of the loan as an adjustment to yield.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which are effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of SFAS 142. The Company does not expect this pronouncement to have a material impact on the Company's results of operations or financial position.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which is effective January 1, 2003. SFAS 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company does not expect this pronouncement to have a material impact on the Company's results of operations or financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard harmonizes the accounting for impaired assets and resolves some of the implementation issues as originally described in SFAS 121. The new standard becomes effective for the Company for the year ending December 31, 2002. The Company does not expect this pronouncement to have a material impact on the Company's results of operations or financial position.

Consolidated Balance Sheets

(Amounts in thousands, except per share data)

	December 31, 2001	December 31, 2000
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 138,337	$ 125,572
Buildings and improvements	689,094	618,637
Building leasehold	144,736	139,393
Property under capital lease	12,208	12,208
	984,375	895,810
Less accumulated depreciation	(100,776)	(78,432)
	883,599	817,378
Properties held for sale	—	10,895
Cash and cash equivalents	13,193	10,793
Restricted cash	38,424	86,823
Tenant and other receivables, net of allowance of $3,629 and $1,723 in 2001 and 2000, respectively	8,793	7,580
Related party receivables	3,498	917
Deferred rents receivable, net of allowance of $5,264 and $4,860 in 2001 and 2000, respectively	51,855	45,816
Investment in and advances to affiliates	8,211	6,373
Structured finance investments, net of $593 and $3,321 discount in 2001 and 2000, respectively	188,638	51,293
Investments in unconsolidated joint ventures	123,469	65,031
Deferred costs, net	34,901	40,113
Other assets	16,996	18,142
Total assets	$1,371,577	$1,161,154
Liabilities and Stockholders' Equity		
Mortgage notes payable	$ 409,900	$ 414,342
Revolving credit	94,931	46,374
Derivative instruments at fair value	3,205	—
Accrued interest payable	1,875	2,349
Accounts payable and accrued expenses	22,819	24,818
Deferred compensation awards	1,838	2,833
Deferred revenue	1,381	1,112
Capitalized lease obligations	15,574	15,303
Deferred land lease payable	14,086	13,158
Dividend and distributions payable	16,570	12,678
Security deposits	18,829	19,014
Total liabilities	601,008	551,981
Commitments and Contingencies		
Minority interest in Operating Partnership	46,430	43,326
8% Preferred Income Equity Redeemable Shares[SM] $0.01 par value $25.00 mandatory liquidation preference, 25,000 authorized and 4,600 outstanding at December 31, 2001 and 2000	111,231	110,774
Stockholders' Equity		
Common stock, $0.01 par value 100,000 shares authorized, 29,978 and 24,516 issued and outstanding at December 31, 2001 and 2000, respectively	300	246
Additional paid-in capital	583,350	428,698
Deferred compensation plans	(7,515)	(5,037)
Accumulated other comprehensive loss	(2,911)	—
Retained earnings	39,684	31,166
Total stockholders' equity	612,908	455,073
Total liabilities and stockholders' equity	$1,371,577	$1,161,154

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

	Years ended December 31, 2001	2000	1999
Revenues			
Rental revenue	$204,662	$189,048	$174,939
Escalation and reimbursement revenues	31,339	24,732	21,902
Signage rent	1,522	2,137	1,660
Investment income	14,808	10,692	3,681
Preferred equity income	2,561	2,579	1,585
Other income	2,793	1,135	2,250
Total revenues	257,685	230,323	206,017
Expenses			
Operating expenses including $5,805 (2001), $4,644 (2000) and $4,707 (1999), to affiliates	58,141	54,644	49,414
Real estate taxes	30,963	28,850	29,198
Ground rent	12,579	12,660	12,754
Interest	46,238	40,431	28,610
Depreciation and amortization	38,336	32,511	27,260
Marketing, general and administrative	15,374	11,561	10,922
Total expenses	201,631	180,657	158,158
Income before equity in net income from affiliates, equity in net income of unconsolidated joint ventures, gain on sale, minority interest, extraordinary items and cumulative effect adjustment	56,054	49,666	47,859
Equity in net (loss) income from affiliates	(1,054)	378	730
Equity in net income of unconsolidated joint ventures	8,607	3,108	377
Net operating income	63,607	53,152	48,966
Equity in net gain on sale of joint venture property	—	6,025	—
Gain on sale of rental properties/preferred investment, net of transaction and deferred compensation costs	4,956	35,391	—
Minority interest:			
Operating partnership	(4,600)	(7,430)	(3,356)
Partially owned properties	—	—	(1,765)
Income before extraordinary items and cumulative effect adjustment	63,963	87,138	43,845
Extraordinary items, net of minority interest of $34, $81, and $90 in 2001, 2000 and 1999, respectively	(430)	(921)	(989)
Cumulative effect of change in accounting principle	(532)	—	—
Net income	63,001	86,217	42,856
Preferred stock dividends	(9,200)	(9,200)	(9,200)
Preferred stock accretion	(458)	(426)	(398)
Net income available to common shareholders	$ 53,343	$ 76,591	$ 33,258
Basic earnings per share:			
Net income before gain on sale and extraordinary items	$ 1.83	$ 1.48	$ 1.41
Gain on sale	0.18	1.70	—
Extraordinary items	(0.01)	(0.04)	(0.04)
Cumulative effect of change in accounting principle	(0.02)	—	—
Net income	$ 1.98	$ 3.14	$ 1.37
Diluted earnings per share:			
Net income before gain on sale and extraordinary items	$ 1.81	$ 1.66	$ 1.41
Gain on sale	0.16	1.30	—
Extraordinary items	(0.01)	(0.03)	(0.04)
Cumulative effect of change in accounting principle	(0.02)	—	—
Net income	$ 1.94	$ 2.93	$ 1.37
Basic weighted average common shares outstanding	26,993	24,373	24,192
Diluted weighted average common shares and common share equivalents outstanding	29,808	31,818	26,680

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands, except per share data)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Deferred Compensation Plans	Officers' Loans	Accumulated Other Comprehensive Loss	Retained Earnings/ (Distributions in Excess of Earnings)	Total	Comprehensive Income
Balance at December 31, 1998	23,952	$240	$416,939	$(3,266)	$(528)		$ (8,559)	$404,826	
Net income							42,856	42,856	
Preferred dividend and accretion requirement							(9,598)	(9,598)	
Deferred compensation plan and stock award	232	2	5,019	(4,771)				250	
Amortization of deferred compensation plan				1,427			—	1,427	
Cash distributions declared ($1.41 per common share of which $0.10 represented a return of capital for federal income tax purposes)							(34,121)	(34,121)	
Amortization of officers' loans					464			464	
Balance at December 31, 1999	24,184	242	421,958	(6,610)	(64)		(9,422)	406,104	
Net income							86,217	86,217	
Preferred dividend and accretion requirement							(9,626)	(9,626)	
Deferred compensation plan and stock award	5		253	6			—	259	
Amortization of deferred compensation plan				1,567			—	1,567	
Redemption of units	121	1	2,128				—	2,129	
Proceeds from options exercised	206	3	4,359				—	4,362	
Cash distributions declared ($1.475 per common share of which none represented a return of capital for federal income tax purposes)							(36,003)	(36,003)	
Amortization of officers' loans					64		—	64	
Balance at December 31, 2000	24,516	246	428,698	(5,037)	—		31,166	455,073	
Cumulative effect of accounting change						$ (811)		(811)	
Comprehensive income:									
Net income							63,001	63,001	$63,001
Net unrealized loss on derivative instruments						(2,100)		(2,100)	(2,100)
Preferred dividend and accretion requirement							(9,657)	(9,657)	
Net proceeds from common stock offering and revaluation of minority interest ($2,927)	5,000	50	144,558					144,608	
Redemption of units	36		689					689	
Deferred compensation plan and stock award	166	1	4,122	(4,105)				18	
Amortization of deferred compensation plan				1,627				1,627	
Proceeds from stock options exercised	260	3	5,283					5,286	
Cash distributions declared ($1.605 per common share of which none represented a return of capital for federal income tax purposes)							(44,826)	(44,826)	
Balance at December 31, 2001	29,978	$300	$583,350	$(7,515)	$ —	$(2,911)	$ 39,684	$612,908	$60,901

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands, except per share data)

	Years ended December 31, 2001	2000	1999
Operating Activities			
Net income	$ 63,001	$ 86,217	$ 42,856
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	38,336	32,511	27,260
Amortization of discount on structured finance investments	2,728	(3,524)	—
Cumulative effect of change in accounting principle	532	—	—
Gain on sale of rental properties/preferred investment	(4,956)	(41,416)	—
Extraordinary item, net of minority interest	430	921	989
Equity in net loss (income) from affiliates	1,054	(378)	(730)
Equity in net income from unconsolidated joint ventures	(8,607)	(3,108)	(377)
Minority interest	4,600	7,430	5,121
Deferred rents receivable	(10,329)	(13,741)	(20,363)
Allowance for deferred rents and bad debts	1,906	1,976	3,883
Amortization for officer loans and deferred compensation	1,627	1,632	1,891
Changes in operating assets and liabilities:			
Restricted cash—operations	4,593	(2,500)	(9,229)
Tenant and other receivables	(3,119)	(2,764)	(2,391)
Related party receivables	(2,658)	(454)	(204)
Deferred lease costs	(4,702)	(9,273)	(14,578)
Other assets	(1,362)	(3,250)	1,393
Accounts payable, accrued expenses and other liabilities	(3,683)	1,174	10,523
Deferred revenue	269	806	306
Deferred land lease payable	928	1,547	1,663
Net cash provided by operating activities	80,588	53,806	48,013
Investing Activities			
Additions to land, buildings and improvements	(417,786)	(55,475)	(223,240)
Restricted cash—capital improvements/acquisitions	43,806	(50,155)	—
Investment in and advances to affiliates	(2,892)	(1,017)	6,446
Investments in unconsolidated joint ventures	(27,832)	(50,918)	(18,285)
Distributions from unconsolidated joint ventures	26,909	25,550	—
Net proceeds from disposition of rental property	95,079	121,085	—
Structured finance investments	(137,345)	(27,769)	6,401
Net cash used in investing activities	(420,061)	(38,699)	(228,678)
Financing Activities			
Proceeds from mortgage notes payable	237,178	139,917	339,775
Repayments of mortgage notes payable	(39,678)	(78,268)	(62,144)
Proceeds from revolving credit facilities	512,984	274,046	138,500
Repayments of revolving credit facilities	(464,427)	(310,672)	(166,800)
Proceeds from stock options exercised	5,286	4,361	—
Net proceeds from sale of common stock	148,373	—	—
Capitalized lease obligation	271	286	276
Dividends and distributions paid	(53,062)	(47,942)	(46,389)
Deferred loan costs	(5,052)	(7,603)	(7,228)
Net cash provided by (used in) financing activities	341,873	(25,875)	195,990
Net increase (decrease) in cash and cash equivalents	2,400	(10,768)	15,325
Cash and cash equivalents at beginning of period	10,793	21,561	6,236
Cash and cash equivalents at end of period	$ 13,193	$ 10,793	$ 21,561
Supplemental cash flow disclosures			
Interest paid	$ 46,712	$ 40,732	$ 26,454
Supplemental disclosure of non-cash investing and financing activities			
Assets acquired			$ 7,714
Liabilities assumed			$ 4,861
Issuance of common stock as deferred compensation	$ 4,123	$ 253	$ 5,019
Contribution of property to joint venture	$ 233,900	$ 9,133	$ 25,579
Mortgage notes payable assumed by joint venture			$ 45,000
Mortgage notes payable assigned to joint venture	$ 150,000		$ 20,800
Derivative instruments at fair value	$ 3,205		

In December 2001, 2000 and 1999, the Company declared distributions per share of $0.4425, $0.3875 and $0.3625, respectively. These distributions were paid in January 2002, 2001 and 2000, respectively.

The accompanying notes are an integral part of these financial statements.

(Dollars in thousands, except per share data)

1. Organization and Basis of Presentation

SL Green Realty Corp. (the "Company" or "SL Green"), a Maryland corporation, and SL Green Operating Partnership, L.P. (the "Operating Partnership"), a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Operating Partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies (the "Service Corporation"). The Company qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to shareholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level.

Substantially all of the Company's assets are held by, and its operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2001, minority investors held, in the aggregate, a 7.0% limited partnership interest in the Operating Partnership.

As of December 31, 2001, the Company's wholly-owned portfolio (the "Properties") consisted of 19 commercial properties encompassing approximately 6.9 million rentable square feet located primarily in midtown Manhattan ("Manhattan"), a borough of New York City. As of December 31, 2001, the weighted average occupancy (total occupied square feet divided by total available square feet) of the Properties was 97.4%. The Company's portfolio also includes ownership interests in unconsolidated joint ventures which own six commercial properties in Manhattan, encompassing approximately 3.1 million rentable square feet which were 98.4% occupied as of December 31, 2001. The Company also owns one triple-net leased property located in Shelton, Connecticut. In addition, the Company continues to manage four office properties owned by third-parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership (the "Operating Partnership Agreement"), all allocations of distributions and profits and losses are made in proportion to the percentage ownership interests of the respective partners. As the managing general partner of the Operating Partnership, the Company is required to take such reasonable efforts, as determined by it in its sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by the Company to avoid any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement each limited partner will have the right to redeem limited partnership units ("Units") for cash, or if the Company so elects, shares of common stock. Under the Operating Partnership Agreement, the Company is prohibited from selling 673 First Avenue and 470 Park Avenue South through August 2009.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are wholly-owned or controlled by the Company. Entities which are not controlled by the Company are accounted for under the equity method (see Note 6). All significant intercompany balances and transactions have been eliminated.

Investment in Commercial Real Estate Properties

Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition and redevelopment of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Property under capital lease	49 years (lease term)
Furniture and fixtures	four to seven years
Tenant improvements	shorter of remaining term of the lease or useful life

Depreciation expense (including amortization of the capital lease asset) amounted to $29,765, $25,547 and $22,672 for the years ended December 31, 2001, 2000 and 1999, respectively.

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. Management does not believe that the value of any of its rental properties is impaired.

December 31, 2001 (Dollars in thousands, except per share data)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investment in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control these entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in earnings (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on the balance sheet of the Company and the underlying equity in net assets is amortized as an adjustment to equity in earnings (loss) of unconsolidated joint ventures over 40 years. See Note 6.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of tenants as well as capital improvement escrows. In 2000, this account also included sales proceeds held by a qualified intermediary pursuant to a like-kind tax deferred exchange transaction.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew operating leases and are amortized on a straight-line basis over the related lease term. Certain of the employees of the Company provide leasing services to the Properties. A portion of their compensation, approximating $1,663, $2,071 and $1,572 for the years ended December 31, 2001, 2000 and 1999, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced before maturity. Costs incurred in seeking financial transactions which do not close are expensed in the period.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. The Company establishes, on a current basis, an allowance for future potential tenant credit losses which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees are also recognized over the term of the loan as an adjustment to yield.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the deferred land lease payable in the accompanying balance sheet.

Income Taxes

The Company is taxed as a REIT under Section 856(c) of the Code. As a REIT, the Company generally is not subject to Federal income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% (95% prior to January 1, 2001) of its REIT taxable income to its stockholders and meet certain other requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes. Under certain circumstances, Federal income and excise taxes may be due on its undistributed taxable income.

Pursuant to amendments to the Code that became effective January 1, 2001, the Company has elected to treat certain of its existing or newly created corporate subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS of the Company may perform non-customary services for tenants of the Company, hold assets that the Company cannot hold directly and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate Federal income tax.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with the Company's stock offerings are reflected as a reduction of additional paid-in capital.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles

Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB No. 25"). Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted closing market price of the Company's stock on the business day preceding the grant date. Accordingly, no compensation cost has been recognized for the Company's stock option plans. Awards of stock, restricted stock or employee loans to purchase stock, which may be forgiven over a period of time, are expensed as compensation on a current basis over the benefit period.

Extraordinary Item

Extraordinary item represents the effect resulting from the early settlement of certain debt obligations, including related deferred financing costs, prepayment penalties, yield maintenance payments and other related items.

Derivative Financial Instruments

In the normal course of business, the Company uses a variety of derivative financial instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, the Company is exposed to the effect of interest rate changes and limits these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

The Company uses a variety of commonly used derivative products that are considered plain vanilla derivatives. These derivatives typically include options, interest rate swaps, caps, collars and floors. The Company expressly prohibits the use of exotic derivative instruments and using derivative instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

The Company may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and represented on the balance sheet could be characterized as either cash flow hedges or fair value hedges. Interest rate caps, and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of debt transactions. All hedges held by the Company are deemed to be fully effective in meeting the hedging objectives established by the corporate policy governing interest rate risk management and as such no net gains or losses were reported in earnings. For derivatives instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Earnings Per Share

The Company presents both basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash investments, mortgage loans receivable and accounts receivable. The Company places its cash investments with high quality financial institutions. All collateral securing the mortgage loans receivable is located in Manhattan (see Note 5). Management of the Company performs ongoing credit evaluations of its tenants and requires certain tenants to provide security deposits. Though these security deposits are insufficient to meet the terminal

December 31, 2001 (Dollars in thousands, except per share data)

value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with retenanting the space. Although the properties are all located in Manhattan, the tenants located in these buildings operate in various industries and no single tenant contributes more than 2.4% of the Company's revenue. Approximately 18% and 10% of the Company's total revenue was derived from 420 Lexington Avenue and 555 West 57th Street, respectively, for the year ended December 31, 1999. Approximately 21% of the Company's total revenue was derived from 420 Lexington Avenue for the year ended December 31, 2000. Approximately 19% and 9% of the Company's total revenue was derived from 420 Lexington Avenue and 555 West 57th Street, respectively, for the year ended December 31, 2001. Three borrowers each accounted for more than 10.0% of the revenue earned on structured finance investments at December 31, 2001. The Company currently has 76.2% of its workforce covered by three collective bargaining agreements which service all of the Company's properties.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which are effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of SFAS 142. The Company does not expect this pronouncement to have a material impact on the Company's results of operations or financial position.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which is effective January 1, 2003. SFAS 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company does not expect this pronouncement to have a material impact on the Company's results of operations or financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard harmonizes the accounting for impaired assets and resolves some of the implementation issues as originally described in SFAS 121. The new standard becomes effective for the Company for the year ending December 31, 2002. The Company does not expect this pronouncement to have a material impact on the Company's results of operations or financial position.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

3. PROPERTY ACQUISITIONS

2001 Acquisitions

On January 10, 2001, the Company acquired various ownership and mortgage interests in the 913,000 square foot, 20-story office building at One Park Avenue, Manhattan ("One Park"). The Company acquired the fee interest in the property, which is subject to a ground lease position held by third-parties, and certain mortgage interests in the property for $233,900, excluding closing costs. As part of the transaction, SL Green acquired an option to purchase the ground lease position. The acquisition was financed with a $150,000 mortgage loan provided by Lehman Brothers Holdings Inc. ("LBHI") and funds provided by the Company's unsecured line of credit. The LBHI interest-only mortgage, which matures on January 10, 2004, carries an interest rate of 150 basis points over the 30-day London Interbank Offered Rate ("LIBOR"). On May 25, 2001, One Park Avenue was transferred to a joint venture (see Note 6).

On January 16, 2001, the Company purchased 1370 Broadway, Manhattan, a 16-story, 253,000 square foot office building for $50,400, excluding closing costs. The Company redeployed the proceeds from the sale of 17 Battery Place South, through a like-kind tax deferred exchange, to fund this acquisition.

On June 7, 2001, the Company acquired 317 Madison Avenue, Manhattan ("317 Madison") for an aggregate purchase price of $105,600, excluding closing costs. The 22-story building contains approximately 450,000 square feet and is located at the northeast corner of Madison Avenue and 42nd Street with direct access to Grand Central Station. The acquisition was funded, in part, with proceeds from the sale of 1412 Broadway in a reverse 1031 tax-free exchange, thereby deferring taxable capital gain resulting from such sale. The balance of the acquisition was funded using the Company's unsecured line of credit.

2000 Acquisition

On June 20, 2000, the Company acquired a 64,195 square foot retail building located in the City of Shelton, Fairfield County, Connecticut for approximately $16,600. The Company redeployed the proceeds from the sale of 29 West 35th Street, through a like-kind tax deferred exchange, to fund this acquisition. The property is triple-net leased to Shaw's Supermarkets, Inc. for 25 years. The Shaw's lease is guaranteed by J Sainsbury PLC, an investment grade corporation with a long-term issued credit rating of "A" by Standard & Poor's and "A1" by Moody's. The property is encumbered by a $14,900 mortgage. The 25 year mortgage has a fixed annual interest rate of 8.32%.

December 31, 2001 (Dollars in thousands, except per share data)

1999 Acquisitions

During January 1999, the Company purchased a sub-leasehold interest in 420 Lexington Avenue for $27,300. The sub-leasehold expires on December 30, 2008 with one 21-year renewal term expiring on December 30, 2029.

During January 1999, the Company acquired a 65% controlling interest in 555 West 57th Street (the "BMW Building") for approximately $66,700 (including a 65% interest in the previously existing third-party mortgage debt totaling $45,000). The 941,000 square foot property was approximately 100% leased as of the acquisition date. On November 5, 1999, the Company acquired the remaining 35% interest in the BMW Building for $34,100. Simultaneous with this closing, the Company obtained a new $70,000 first mortgage from The Bank of New York and repaid the $45,000 debt assumed (see Note 9).

During May 1999, the Company acquired four Manhattan properties located at 90 Broad Street ("90 Broad"), 286, 290 and 292 Madison Avenue (the "Madison Properties") (collectively, with 90 Broad, the "Tower Properties") for $84,500. The properties total 675,000 square feet and were approximately 89% leased as of the acquisition date. During July 1999, the Company contributed 90 Broad into a joint venture arrangement (see Note 6).

Pro Forma

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2001 and 2000 as though the 2001 acquisitions of One Park Avenue (January 2001) and 317 Madison Avenue (May 2001) and the offering of 5,000,000 shares of common stock (July 2001) were completed on January 1, 2000. There were no material acquisitions during 2000.

	2001	2000
Pro forma revenues	$264,481	$259,767
Pro forma net income	$ 52,861	$ 74,800
Pro forma basic earnings per common share	$1.77	$2.55
Pro forma diluted earnings per common share	$1.76	$2.49
Common shares—basic	29,815	29,373
Common shares and common share equivalents—diluted	32,630	36,818

4. PROPERTY DISPOSITIONS

During the year ended December 31, 2001, the Company disposed of the following office properties to unaffiliated parties, except for One Park which was sold to an affiliated joint venture.

Date Sold	Property	Sub-market	Rentable Square Feet	Gross Sales Price	Gain On Sale
1/9/01	633 Third Ave.	Grand Central	41,000	$ 13,250	$1,113
5/25/01	One Park Ave.	Grand Central	913,000	$233,900	—
6/29/01	1412 Broadway	Times Square	389,000	$ 91,500	$3,115
			1,343,000	$338,650	$4,228

In June 2001, Cipriani, a tenant at 110 East 42nd Street occupying 70,000 square feet, notified the Company that it was exercising the purchase option under its lease agreement. The gross purchase price of the option to acquire the condominium interest was $14,500. This transaction closed on July 23, 2001 and the Company realized a gain of $728.

During the year ended December 31, 2000, the Company disposed of the following office properties to unaffiliated parties, except for 321 West 44th Street which was sold to an affiliated joint venture.

Date Sold	Property	Sub-market	Rentable Square Feet	Gross Sales Price	Gain On Sale
2/11/00	29 West 35th St.	Garment	78,000	$ 11,700	$ 5,017
3/8/00	36 West 44th St.	Grand Central	178,000	$ 31,500	$ 9,208
5/4/00	321 West 44th St.	Times Square	203,000	$ 28,000	$ 4,797
11/13/00	90 Broad St.	Financial	339,000	$ 60,000	$ 6,025
12/20/00	17 Battery Place	Financial	392,000	$ 53,000	$10,745
			1,190,000	$184,200	$35,792

5. STRUCTURED FINANCE INVESTMENTS

During the years ended December 31, 2001 and 2000, the Company originated $214,352 and $67,768 in structured finance investments (net of discount), respectively. There were also $77,007 and $36,475 in repayments and participations during those years, respectively. At December 31, 2001 and 2000, all loans were performing in accordance with the terms of the loan agreements.

December 31, 2001 (Dollars in thousands, except per share data)

As of December 31, 2001 and 2000, the Company held the following structured finance investments:

Loan Type	Origination Date	Exposure Per SF (10)	Principal Outstanding December 31, 2001	Principal Outstanding December 31, 2000	Maturity Date
First Mortgage (1)	March 2000	$ —	$ —	$48,584	Sept. 2001
First Mortgage (2)	April 2000	186	4,799	2,709	April 2002
Mezzanine Loan (3)	March 2001	214	40,038	—	Jan. 2003
Mezzanine Loan (4) (5)	May 2001	254	24,636	—	April 2004
Junior Participation (6)	July 2001	187	27,723	—	Nov. 2002
Junior Participation (7)	Oct. 2001	103	29,970	—	Nov. 2004
			$127,166	$51,293	
Preferred Equity (8)	June 2001	160	$ 7,972	$ —	May 2006
Preferred Equity (9)	Sept. 2001	222	53,500	—	Sept. 2006
			$ 61,472	$ —	
Balance (11)		$172	$188,638	$51,293	

(1) The mortgage was acquired at a discount to the face amount of $3,250. The discount and the exit fees of $3,440 were being amortized into investment income over the term of the loan. This was a subordinate participation interest in an existing first mortgage loan currently held by Credit Suisse First Boston Mortgage Capital, LLC. The loan had an initial maturity date of September 30, 2000, but was extended by the borrower pursuant to an extension option until September 30, 2001. This loan, including $1,165 of unamortized discount, was repaid and the proceeds were used to pay down the revolving credit facilities. The loan carried a weighted average interest rate of 793 basis points over the 30-day LIBOR. On July 19, 2000, the Company acquired an additional $9,344 interest in an existing first mortgage loan collateralized by the property at a $1,000 discount. The terms of this note were identical to those of the previous note. On September 29, 2000, the Company sold its interest in this loan at par value.

(2) The Company made a loan of $14,000 of which $4,000 was held back. On September 27, 2000, the Company sold an $8,000 senior participation interest in this loan to Manufacturers and Traders Trust Company (MT) at par value. Once the $4,000 holdback portion of the loan is fully drawn down, MT will purchase an additional $2,000 senior participation interest. The initial term of the loan ended on April 16, 2001, but was extended for one year. The loan is prepayable subject to yield maintenance. The variable rate loan had a yield of 13.5% at December 31, 2001. The Company will receive a fee for servicing the loan.

(3) This variable rate loan had a yield of 18.5% at December 31, 2001.

(4) This loan may be extended at the borrower's option for two 1-year periods, upon payment of an extension fee. The origination fee of $940 is being amortized into income over the term of the loan. On June 29, 2001, the Company increased this loan by $3,000 to $50,000. The terms of the subordinate first mortgage bonds are substantially similar to the terms of the mezzanine loan. This loan had a yield of 15.7% at December 31, 2001. The $47,000 tranche is subject to a floor on the LIBOR rate of 5.25% and the $3,000 tranche is subject to a floor on the LIBOR rate of 4.5%. See (5) below.

(5) On July 20, 2001, the Company announced a mezzanine co-investment program with the Prudential Real Estate Investors ("PREI"). The initial target for the investment program is approximately $250,000 and will be funded equally by the members on a deal-by-deal basis. The Company will receive asset management fees as well as have the ability to receive incentive returns on certain investments. The Company contributed a previously originated loan to the venture to satisfy its initial investment and received $25,000 from PREI representing their share of the investment. As a result of this transaction, the Company recognized half of the unamortized origination fee as investment income. See (4) above.

(6) This variable rate loan had a yield of 15.3% at December 31, 2001. In connection with the acquisition of a subordinate first mortgage interest, the Company obtained $22,178 of financing from the senior participant which is co-terminous with the mortgage loan. As a result, the Company's net investment is $5,545. This financing carries a variable interest rate of 100 basis points over the 30-day LIBOR.

(7) This variable rate loan had a yield of 14.8% at December 31, 2001. The loan is subject to a floor on the LIBOR rate of 3.4%.

(8) This investment entitles the Company to receive a 10% yield preferentially on a current basis. This investment is being amortized on a 25-year schedule. The Company will also participate in the appreciation of the property upon sale to a third party above a specified threshold.

(9) This variable rate investment had a yield of 12.6% at December 31, 2001.

(10) This represents the Company's final dollar invested, on a per square foot basis, subject to financing that is senior to the Company's position.

(11) The weighted average yield was 12.72% at December 31, 2001, net of seller financing in (6) above.

6. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

Morgan Stanley Joint Venture

During July 1999, the Company entered into a joint venture agreement with Morgan Stanley Real Estate Fund ("MSREF") to own 90 Broad. The property was contributed to MSSG I by the Company and the Company retained a 35% economic interest in the venture. At the time of the contribution, the property was valued at $34,600 which approximated the Company's cost basis in the asset. In addition, the venture assumed the existing $20,800 first mortgage that was collateralized by the property. The Company provided management, leasing and construction services at the property on a fee basis. During 2000 and 1999, the Company earned $226 and $62, respectively, for such services. The venture agreement provided the Company with an opportunity to receive a promotional interest with respect to sales proceeds and cash distributions once a fixed hurdle rate was achieved.

December 31, 2001 (Dollars in thousands, except per share data)

On March 1, 2000, the $20,800 mortgage on 90 Broad was assigned to a new lender. The new lender advanced an additional $11,200 to the joint venture. The two loans were then consolidated, amended and restated into a consolidated $32,000 mortgage which was to mature on March 1, 2002. Interest only was payable on the loan at the rate of LIBOR plus 175 basis points. On November 13, 2000, MSSG I sold 90 Broad for a gross sales price of $60,000 and repaid the loan. The joint venture realized a gain of $16,446 on the sale. The Company's share of this gain was $6,025.

On December 1, 2000, the Company and MSREF, through its MSSG I joint venture, acquired 180 Madison Avenue, Manhattan, for $41,250, excluding closing costs. The property is a 265,000 square foot, 23-story building. In addition to having a 49.9 percent ownership interest in the property, SL Green acts as the operating partner for the venture, and is responsible for leasing and managing the property. During 2001, the Company earned $205 for such services. The acquisition was partially funded by a $32,000 mortgage from M&T Bank. The loan, which matures on December 1, 2005, carries a fixed interest rate of 7.81%. The mortgage is interest only until January 1, 2002, at which time principal payments begin. The loan can be upsized to $34,000.

On January 31, 2001, the Company and MSREF, through its MSSG II joint venture, acquired 469 Seventh Avenue, Manhattan, for $45,700, excluding closing costs. The property is a 253,000 square foot, 16-story office building. In addition to having a 35% ownership interest in the property, SL Green acts as the operating partner for the venture, and is responsible for leasing and managing the property. During 2001, the Company earned $146 for such services. The acquisition was partially funded by a $36,000 mortgage from LBHI. The loan, which matures on February 10, 2003, carries a fixed interest rate of 7.84%.

On May 4, 2000, the Company sold a 65% interest for cash in the property located at 321 West 44th Street to MSREF, valuing the property at $28,000. The Company realized a gain of $4,797 on this transaction and retained a 35% interest in the property (with a carrying value of $6,500), which was contributed to MSSG I. The property, a 203,000 square foot building located in the Times Square submarket of Manhattan, was acquired by the Company in March 1998. Simultaneous with the closing of this joint venture, the venture received a $22,000 mortgage for the acquisition and capital improvement program, which is estimated at $3,300. The interest only mortgage matures on April 30, 2003 and has an interest rate based on LIBOR plus 250 basis points (4.64% at December 31, 2001). The venture has substantially improved and repositioned the property. In addition to retaining a 35% economic interest in the property, SL Green, acting as the operating partner for the venture, is responsible for redevelopment, construction, leasing and management of the property. During 2001 and 2000, the Company earned $154 and $49, respectively, for such services. The venture agreement provides the Company with the opportunity to gain certain economic benefits based on the financial performance of the property. In November 2000, this investment was transferred to MSSG III under the same terms and ownership as under MSSG I.

Carlyle Realty Joint Venture

During August 1999, the Company entered into a joint venture agreement with Carlyle Realty to purchase 1250 Broadway located in Manhattan for $93,000. The property is 670,000 square feet and was 97% leased at acquisition. The Company held a 49.9% interest in the venture and provided management, leasing and construction services at the property on a fee basis. During 2001, 2000 and 1999, the Company earned $563, $624 and $371, respectively, for such services. The acquisition was partially financed with a floating rate mortgage totaling $64,650 maturing in 3 years. This facility had the ability to be increased to $69,650 as funding of capital requirements was needed. The mortgage, which was syndicated into a $57,000 tranche and a $7,650 tranche, carried a weighted average interest rate of 300 basis points over 30-day LIBOR (9.82% at December 31, 2000). The venture agreement provided the Company with an opportunity to receive a promotional interest with respect to sales proceeds and cash distributions once a fixed hurdle rate was achieved.

On September 21, 2001, the Company acquired Carlyle's interest in the venture for approximately $29,500, leaving Carlyle with a 0.2% interest and the Company with a 99.8% interest. In the transaction, the property was valued at approximately $121,500. In conjunction with the transaction, the Company repaid the existing mortgage of $69,650 and replaced it with an $85,000 first mortgage. The new mortgage, which matures on October 21, 2004, carries a variable interest rate of 250 basis points over the 30-day LIBOR (6.53% at December 31, 2001). The Company recorded a $332 extraordinary loss, net of the minority interest share of the loss ($25), for the early extinguishment of debt related to the write-off of unamortized financing costs associated with the $69,650 mortgage. On November 1, 2001, a 45% interest in the property was sold to SITQ Immobilier (see below). As a result of temporary control due to the short holding period and the intention to sell the interest the Company did not consolidate its investment in the joint venture at September 30, 2001.

SITQ Immobilier

On May 25, 2001, the Company entered into a joint venture with respect to the ownership of SL Green's interests in One Park with SITQ Immobilier, a subsidiary of Caisse de depot et placement du Quebec ("SITQ"). Under the terms of the joint venture, SITQ purchased a 45% interest in SL Green's interests in the property based upon a gross aggregate price of $233,900, exclusive of closing costs and reimbursements. The $150,000

December 31, 2001 (Dollars in thousands, except per share data)

mortgage was assumed by the joint venture. The Company provides management and leasing services for One Park. During 2001, the Company earned $538 for such services. The various ownership interests in the mortgage positions of One Park, currently held through this joint venture, provide for substantially all of the economic interest in the property and gives the venture the sole option to purchase the ground lease position; accordingly, the Company has accounted for this joint venture as having an ownership interest in the property.

On November 1, 2001, the Company sold a 45% interest in 1250 Broadway to SITQ based on the property's valuation of approximately $121,500. No gain was recorded as a result of this transaction. The Company provides management and leasing services for 1250 Broadway. During 2001, the Company earned $66 for such services.

Prudential Realty Joint Venture

On February 18, 2000, the Company acquired a 49.9% interest in a joint venture which owned 100 Park Avenue ("100 Park") for $95,800. 100 Park is an 834,000 square foot, 36-story property, located in Manhattan. The purchase price was funded through a combination of cash and a seller provided mortgage on the property of $112,000 ($55,888 represents SL Green's share of the debt). On August 11, 2000, AIG/SunAmerica issued a $120,000 mortgage collateralized by the property located at 100 Park, which replaced the pre-existing $112,000 mortgage. The 8.00% fixed rate loan has a 10-year term. Interest only was payable through October 1, 2001. The Company provides managing and leasing services for 100 Park. During 2001 and 2000, the Company earned $538 and $479 for such services.

The condensed combined balance sheets for the unconsolidated joint ventures at December 31, 2001 and 2000, is as follows:

	2001	2000
Assets		
Commercial real estate property	$656,222	$360,347
Other assets	63,634	31,641
Total assets	$719,856	$391,988
Liabilities and members' equity		
Mortgage payable	$444,784	$238,650
Other liabilities	19,564	15,043
Members' equity	255,508	138,295
Total liabilities and members' equity	$719,856	$391,988
Company's net investment in unconsolidated joint ventures	$123,469	$65,031

The condensed combined statements of operations for the unconsolidated joint ventures from acquisition date through December 31, 2001 is as follows:

	2001	2000	1999
Total revenues	$92,794	$60,429	$9,433
Operating expenses	23,287	17,460	3,069
Real estate taxes	14,691	9,881	1,522
Interest	25,073	18,733	2,606
Depreciation and amortization	13,678	7,869	1,356
Total expenses	76,729	53,943	8,553
Net income before gain on sale	$16,065	$6,486	$880
Company's equity in earnings of unconsolidated joint ventures	$8,607	$3,108	$377

7. INVESTMENT IN AND ADVANCES TO AFFILIATES

	2001	2000
Investment in and advances to Service Corporation, net	$3,781	$4,166
Investment in and advances to eEmerge, net	4,430	2,207
Investments in and advances to affiliates	$8,211	$6,373

Service Corporation

In order to maintain the Company's qualification as a REIT while realizing income from management, leasing and construction contracts from third parties and joint venture properties, all of the management operations are conducted through an unconsolidated company, the Service Corporation. The Company, through the Operating Partnership, owns 100% of the non-voting common stock (representing 95% of the total equity) of the Service Corporation. Through dividends on its equity interest, the Operating Partnership receives substantially all of the cash flow from the Service Corporation's operations. All of the voting common stock of the Service Corporation (representing 5% of the total equity) is held by a Company affiliate. This controlling interest gives the affiliate the power to elect all directors of the Service Corporation. The Company accounts for its investment in the Service Corporation on the equity basis of accounting because it has significant influence with respect to management and operations, but does not control the entity. Effective January 1, 2001, the Service Corporation elected to be taxed as a TRS.

All of the management, leasing and construction services with respect to the properties wholly-owned by the Company are conducted through Management LLC which is 100% owned by the Operating Partnership.

December 31, 2001 (Dollars in thousands, except per share data)

eEmerge

On May 11, 2000, the Operating Partnership formed eEmerge, Inc., a Delaware corporation ("eEmerge"), in partnership with Fluid Ventures LLC ("Fluid"). In March 2001, the Company bought out Fluid's entire ownership interest in eEmerge. eEmerge is a separately managed, self-funded company that provides fully-wired and furnished office space, services and support to help businesses grow.

The Company, through the Operating Partnership, owns 100% of the non-voting common stock (representing 90% of the total equity) of eEmerge. Through dividends on its equity interest, the Operating Partnership receives approximately 100% of the cash flow from eEmerge operations. All of the voting common stock (representing 10% of the total equity) is held by a Company affiliate. This controlling interest gives the affiliate the power to elect all the directors of eEmerge. The Company accounts for its investment in eEmerge on the equity basis of accounting because although it has significant influence with respect to management and operations, it does not control the entity. The Company has funded approximately $2,855 to eEmerge as of December 31, 2001 out of a total commitment of $3,425. In addition, the Company made a landlord contribution of $1,575 for the build-out of two floors at 440 Ninth Avenue. Effective January 1, 2001, eEmerge elected to be taxed as a TRS.

On June 8, 2000, eEmerge and EUREKA BROADBAND CORPORATION ("Eureka") formed eEmerge.NYC LLC, a Delaware limited liability company ("ENYC") whereby eEmerge has a 95% interest and Eureka has a 5% interest in ENYC. ENYC was formed to build and operate a 45,000 square foot fractional office suites business marketed to the technology industry. ENYC entered into a 10-year lease with the Operating Partnership for its premises, which is located at 440 Ninth Avenue, Manhattan. Allocations of net profits, net losses and distributions are made in accordance with the Limited Liability Company Agreement of ENYC.

8. Deferred Costs

Deferred costs consist of the following:

	2001	2000
Deferred financing	$ 16,086	$ 19,277
Deferred leasing	40,856	37,413
	56,942	56,690
Less accumulated amortization	(22,041)	(16,577)
	$ 34,901	$ 40,113

9. Mortgage Notes Payable

The mortgage notes payable collateralized by the respective properties and assignment of leases at December 31, 2001 and 2000, respectively, are as follows:

Property	Mortgage Notes	2001	2000
50 West 23rd Street	First mortgage note with interest payable at 7.33%, due August 1, 2007	$ 21,000	$ 21,000
673 First Avenue	First mortgage note with interest payable at 9.0%, due December 13, 2003	8,977	11,992
470 Park Avenue South	First mortgage note with interest payable at 8.25%, due April 1, 2004	9,356	9,771
1414 Avenue of Americas, 633 Third Avenue and 70 West 36th Street	First mortgage note with interest payable at 7.9%, due May 1, 2009 (1) (2)	26,023	33,950
1412 Broadway	First mortgage note with interest payable at 7.62%, due May 1, 2006 (3)	—	52,000
711 Third Avenue	First mortgage note with interest payable at 8.13%, due September 10, 2005 (1)	48,824	49,172
875 Bridgeport Avenue, Shelton, CT	First mortgage note with interest payable at 8.32%, due May 10, 2025	14,867	14,901
420 Lexington Avenue	First mortgage note with interest payable at 8.44%, due November 1, 2010 (1)	124,745	125,000
555 West 57th Street	First mortgage note with interest payable at LIBOR + 2.0%, due November 4, 2004 (4)	68,930	69,606
317 Madison Avenue	First mortgage note with interest payable at LIBOR + 1.8%, due August 20, 2004 (1) (5)	65,000	—
Total fixed rate debt		387,722	387,392
Madison Properties	First mortgage note with interest payable at LIBOR + 1.5%, due May 31, 2001 (6)	—	26,950
Total floating rate debt		—	26,950
Total mortgage notes payable (7)		$387,722	$414,342

(1) Held in bankruptcy remote special purpose entity.

(2) 633 Third Avenue was sold in January 2001 and the $7,750 mortgage was assigned to the purchaser.

(3) This property was sold in June 2001 and the mortgage was assigned to the purchaser.

(4) The Company entered into an interest rate protection agreement which fixed the LIBOR interest rate at 6.10% at December 31, 2001 since LIBOR was 1.87% at that date. If LIBOR exceeds 6.10%, the loan will float until the maximum rate of 6.58% is reached.

(5) Based on LIBOR rate of 1.87% at December 31, 2001. The Company obtained the first mortgage on August 16, 2001. The mortgage, has two one-year extension options. On October 18, 2001, the Company entered into a swap agreement effectively fixing the LIBOR rate at 4.01% for four years.

(6) This mortgage was repaid in full in February 2001.

(7) Excludes $22,178 loan obtained to fund a structured finance transaction (See Note 5(6)).

December 31, 2001 (Dollars in thousands, except per share data)

At December 31, 2001, the net carrying value of the properties collateralizing the mortgage notes was $534,268.

Principal Maturities

Combined aggregate principal maturities of mortgages and notes payable, revolving credit facilities and total joint venture debt as of December 31, 2001 are as follows:

	Scheduled Amortization	Principal Repayments	Revolving Credit Facility	Total	Joint Venture Debt
2002	$ 6,916	$ 22,178	—	$ 29,094	$ 1,563
2003	7,772	2,002	$94,931	104,705	38,524
2004	3,863	140,300	—	144,163	174,697
2005	3,366	47,247	—	50,613	33,687
2006	3,270	—	—	3,270	2,795
Thereafter	21,065	151,922	—	172,986	193,518
	$46,251	$363,649	$94,931	$504,831	$444,784

10. REVOLVING CREDIT FACILITIES

2000 Unsecured Credit Facility

On June 27, 2000, the Company repaid in full and terminated the $140 Million Credit Facility (see below) and obtained a new senior unsecured revolving credit facility in the amount of $250,000 (the "2000 Unsecured Credit Facility") from a group of 9 banks. In March 2001, the Company exercised an option to increase the capacity under this credit facility to $300,000. The 2000 Unsecured Credit Facility has a term of three years and bears interest at a spread ranging from 137.5 basis points to 175 basis points over LIBOR, based on the Company's leverage ratio. If the Company was to receive an investment grade rating, the spread over LIBOR will be reduced to 125 basis points. The 2000 Unsecured Credit Facility also requires a 15 to 25 basis point fee on the unused balance payable quarterly in arrears. At December 31, 2001, $60,000 was outstanding and carried an effective interest rate of 3.38%. Availability under the 2000 Unsecured Credit Facility at December 31, 2001 was further reduced by the issuance of letters of credit in the amount of $5,000 for acquisition deposits. On February 4, 2002, $206,000 was available under this facility.

The terms of the 2000 Unsecured Credit Facility include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, the minimum amount of fixed charge coverage, the minimum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations.

The dividend restriction referred to above provides that, except to enable the Company to continue to qualify as a REIT under the Code, the Company will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments.

$140 Million Credit Facility

The $140,000 unsecured credit facility was repaid in full and retired in June 2000 in connection with the Company obtaining the 2000 Unsecured Credit Facility, as described above. At that time, the Company recorded a $430 extraordinary loss, net of the minority interest's share of the loss ($38) for the early extinguishment of debt related to the write-off of unamortized financing costs associated with the $140 Million Credit Facility.

2001 Secured Credit Facility

On December 20, 2001, the Company repaid in full and retired the $60,000 secured credit facility in connection with the Company obtaining a $75,000 secured credit facility (the "2001 Secured Credit Facility"). The 2001 Secured Credit Facility has a term of two years with a one-year extension option. It bears interest at the rate of 150 basis points over LIBOR. At December 31, 2001, $34,931 was outstanding and carried a weighted average interest rate of 3.42%. On February 4, 2002, $40,069 was available under this facility.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, mortgage receivables, accounts payable, and revolving credit facilities amounts reasonably approximate their fair values based on discounted cash flow models. Mortgage notes payable have a fair value of approximately $405,395, which exceeds the book value by $17,673.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2001. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

December 31, 2001 (Dollars in thousands, except per share data)

12. RENTAL INCOME

The Operating Partnership is the lessor and the sublessor to tenants under operating leases with expiration dates ranging from 2002 to 2020. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Company for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for non-cancelable operating leases in effect at December 31, 2001 are as follows:

2002	$ 188,597
2003	178,620
2004	161,528
2005	145,592
2006	133,043
Thereafter	539,482
	$1,346,862

13. RELATED PARTY TRANSACTIONS

There are several business relationships with related parties, entities owned by Stephen L. Green or relatives of Stephen L. Green which involve management, leasing, and construction fee revenues, rental income and maintenance and security expenses in the ordinary course of business. These transactions for the years ended December 31, include the following:

	2001	2000	1999
Management revenues	$ 212	$ 209	$ 171
Leasing commission revenues	—	—	107
Maintenance and security expense	5,805	4,644	4,707
Rental revenue	157	123	—

Amounts due from related parties at December 31, consist of:

	2001	2000
17 Battery Condominium Association	$ 143	$ 127
Morgan Stanley Real Estate Funds	378	464
Carlyle Group	—	12
SLG 100 Park LLC	347	121
One Park Realty Corp	33	—
1250 Broadway Realty Corp	906	—
Officers	1,484	77
Other	207	116
	$3,498	$ 917

An officer received a $1,000 loan from the Company secured by a pledge of his Company stock. Recourse for repayment of this loan is limited to those shares. The loan is forgivable upon the attainment of specific financial performance goals by December 31, 2006.

Sonnenblick-Goldman Company, a nationally recognized real estate investment banking firm, provided mortgage brokerage services with respect to securing approximately $205,000 of aggregate first mortgage financing for 100 Park in 2000 and 1250 Broadway in 2001. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. The fees paid by the Company to Sonnenblick for such services was approximately $358 in 2000 and $319 in 2001.

14. STOCKHOLDERS' EQUITY

The authorized capital stock of the Company consists of 200,000,000 shares, $.01 par value, of which the Company has authorized the issuance of up to 100,000,000 shares of common stock, $.01 par value per share, 75,000,000 shares of Excess Stock, at $.01 par value per share, and 25,000,000 shares of Preferred Stock, par value $.01 per share. On August 20, 1997, the Company issued 11,615,000 shares of its common stock (including the underwriters' over-allotment option of 1,520,000 shares) through an initial public offering (the "Offering"). Concurrently with the consummation of the Offering, the Company issued 38,095 shares of restricted common stock pursuant to officer stock loans and 85,600 shares of restricted common stock to a financial advisor. In addition, the Company previously issued to its executive officers approximately 553,616 shares, as founders' shares. As of December 31, 2001, no shares of Excess Stock were issued and outstanding.

On May 12, 1998 (the "May 1998 Offering"), the Company completed the sale of 11,500,000 shares of common stock and 4,600,000 shares of 8% Preferred Income Equity Redeemable Shares with a mandatory liquidation preference of $25.00 per share (the "PIERS"). Gross proceeds from these equity offerings ($353,000 net of underwriter's discount) were used principally to repay various bridge loans and acquire additional properties. These offerings resulted in the reduction of continuing investor's interest in the Operating Partnership from 16.2% to 9.2%.

On July 25, 2001, the Company completed the sale of 5,000,000 shares of common stock. The net proceeds from this offering ($148,387) were initially used to pay down the 2000 Unsecured Credit Facility.

As of December 31, 2001 and 2000, the minority interest unit holders owned 7.0% (2,271,404 Units) and 8.5% (2,307,515 Units) of the Operating Partnership, respectively. At December 31, 2001, 2,271,404 shares of Common Stock were reserved for the conversion of units.

Preferred Stock

The Company's 8% PIERS are non-voting and are convertible at any time at the option of the holder into the Company's common stock at a conversion price of $24.475 per share. The conversion of all PIERS would result in the issuance of 4,699,000 of the Company's common stock which have been reserved for issuance. The PIERS receive annual dividends of $2.00 per share paid on a quarterly basis and dividends are cumulative. On or after July 15, 2003, the PIERS may be redeemed at the option of the Company at a redemption price of $25.889 and thereafter at prices declining to the par value of $25.00 on or after July 15,

December 31, 2001 (Dollars in thousands, except per share data)

2007, with a mandatory redemption on April 15, 2008 at a price of $25.00 per share. The PIERS were recorded net of underwriters discount and issuance costs. These costs are being accreted over the expected term of the PIERS using the interest method.

Rights Plan

On February 16, 2000, the Board of Directors of the Company authorized a distribution of one preferred share purchase right ("Right") for each outstanding share of common stock which was distributed to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share ("Preferred Shares"), at a price of $60.00 per one one-hundredth of a Preferred Share ("Purchase Price"), subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless the expiration date is extended or the Right is redeemed or exchanged earlier by the Company.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding stock ("Acquiring Person"). In the event that a person or group becomes an Acquiring Person, each holder of a Right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

The Company filed a registration statement with the SEC for the Company's dividend reinvestment and stock purchase plan ("DRIP") which was declared effective on September 10, 2001, and commenced on September 24, 2001. The Company registered 3,000,000 shares of common stock under the DRIP.

During the year ended December 31, 2001, no shares were issued and no proceeds were received from dividend reinvestments and/or stock purchases under the DRIP.

Stock Option Plan

During August 1997, the Company instituted the 1997 Stock Option and Incentive Plan (the "Stock Option Plan"). The Stock Option Plan was amended in December 1997, March 1998 and March 1999. The Stock Option Plan, as amended, authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code ("ISOs"), (ii) the grant of stock options that do not qualify ("NQSOs"), (iii) the grant of stock options in lieu of cash Directors' fees and (iv) grants of shares of restricted and unrestricted common stock. The exercise price of stock options will be determined by the Compensation Committee, but may not be less than 100% of the fair market value of the shares of Common Stock on the date of grant. At December 31, 2001, approximately 3,008,875 shares of common stock were reserved for issuance under the Plan.

Options granted under the Stock Option Plan are exercisable at the fair market value on the date of grant and, subject to termination of employment, expire ten years from the date of grant, are not transferable other than on death, and are generally exercisable in three equal annual installments commencing one year from the date of grant (with the exception of 10,000 options which had a vesting period of one year).

The Company applies APB No. 25 and related interpretations in accounting for its plan. Statement of Financial Accounting Standards No. 123 ("SFAS 123") was issued by the Financial Accounting Standards Board in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to that of the Company. Adoption of SFAS 123 is optional, however, pro forma disclosure, as if the Company adopted the cost recognition requirements under SFAS 123, is presented below. The Company did not record any compensation expense under APB 25.

A summary of the status of the Company's stock options as of December 31, 2001, 2000 and 1999 and changes during the years then ended are presented below:

	2001		2000		1999	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	2,371,820	$21.94	2,002,334	$20.84	1,798,000	$21.19
Granted	561,000	$29.28	633,000	$24.95	612,000	$20.59
Exercised	(260,090)	$20.33	(206,035)	$20.99	—	—
Lapsed or cancelled	(74,664)	$19.49	(57,479)	$19.97	(407,666)	$22.05
Balance at end of year	2,598,066	$23.76	2,371,820	$21.94	2,002,334	$20.84
Options exercisable at end of year	1,022,641	$21.85	726,847	$20.95	542,031	$21.03
Weighted average fair value of options granted during the year	$1,817		$2,405		$2,300	

All options were granted within a price range of $17.75 to $29.53. The remaining weighted average contractual life of the options was 8.04 years. The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999.

	2001	2000	1999
Dividend yield	5.50%	5.50%	5.00%
Expected life of option	5 years	4 years	4 years
Risk-free interest rate	5.00%	5.00%	5.00%
Expected stock price volatility	17.81%	25.35%	28.76%

The compensation cost under SFAS 123 for the stock performance-based plan would have been $2,265, $2,455 and $1,600 in 2001, 2000 and 1999, respectively. Had compensation cost for the Company's grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and net income per common share for 2001, 2000 and 1999 would approximate the pro forma amounts below:

	2001	2000	1999
Net income available to common shareholders	$51,078	$74,136	$31,705
Basic earnings per common share	$1.89	$3.04	$1.31
Diluted earnings per common share	$1.87	$2.85	$1.31

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

Earnings Per Share

Earnings per share is computed as follows (in thousands):

Numerator (Income)	2001	2000	1999
Basic Earnings:			
Income available to common shareholders	$53,343	$76,591	$33,258
Effect of Dilutive Securities:			
Redemption of Units to common shares	4,600	7,430	3,356
Preferred Stock (if converted to common stock)	—	9,200	—
Stock Options	—	—	—
Diluted Earnings:			
Income available to common shareholders	$57,943	$93,221	$36,614
Denominator (Shares)	**2001**	**2000**	**1999**
Basic Earnings:			
Income available to common shareholders	26,993	24,373	24,192
Effect of Dilutive Securities:			
Redemption of Units to common shares	2,283	2,365	2,428
Preferred Stock (if converted to common stock)	—	4,699	—
Stock Options	532	381	60
Diluted Earnings:			
Income available to common shareholders	29,808	31,818	26,680

The PIERS outstanding in 2001 and 1999 were not included in the 2001 and 1999 computations of earnings per share as they were anti-dilutive during those periods.

15. BENEFIT PLANS

The building employees are covered by multi-employer defined benefit pension plans and postretirement health and welfare plans. Contributions to these plans amounted to $864, $825 and $644 during the years ended December 31, 2001, 2000 and 1999, respectively. Separate actuarial information regarding such plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit.

Executive Stock Compensation

During July 1998, the Company issued 150,000 shares in connection with an employment contract. These shares vest annually at rates of 15% to 35% and were recorded at fair value. At December 31, 2001, 67,500 of these shares had vested. The Company recorded compensation expense of approximately $616 for the year ended December 31, 2001 and $534 for each of the years ended December 31, 2000 and 1999.

Effective January 1, 1999 the Company implemented a deferred compensation plan (the "Deferred Plan") covering certain executives of the Company. In connection with the Deferred Plan the Company issued 240,000 and 165,500 restricted shares in 1999 and 2001, respectively. The shares issued under the Deferred Plan were granted to certain executives and vesting will occur annually upon the Company meeting established financial performance criteria. Annual vesting occurs at rates ranging from 15% to 35% once performance criteria are reached. As of December 31, 2001, 117,100 of these shares had vested and 61,400 had been retired. The Company recorded compensation expense of approximately $1,011, $880 and $893 for the years ended December 31, 2001, 2000 and 1999, respectively.

Deferred Compensation Award

Contemporaneous with the closing of 1370 Avenue of the Americas, an award of $2,833 was granted to several members of management which was earned in connection with the realization of this investment gain ($5,624 net of the award). This award, which will be paid out over a three-year period, is presented as Deferred compensation award on the balance sheet. As of December 31, 2001, $995 had been paid against this compensation award.

401(K) Plan

During August 1997, the Company implemented a 401(K) Savings/Retirement Plan (the "401(K) Plan") to cover eligible employees of the Company and any designated affiliate. The 401(K) Plan permits eligible employees of the Company to defer up to 15% of their annual compensation, subject to certain

December 31, 2001 (Dollars in thousands, except per share data)

limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. As of December 31, 1999, the Company had not made any contributions to the 401(K) Plan. During 2000, the Company amended its 401(K) Plan to include a matching contribution, subject to ERISA limitations, equal to 50% of the first 4% of annual compensation deferred by an employee. For the years ended December 31, 2001 and 2000, the Company made matching contributions of $116 and $54, respectively.

16. COMMITMENTS AND CONTINGENCIES

The Company and the Operating Partnership are not presently involved in any material litigation nor, to their knowledge, is any material litigation threatened against them or their properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by the Company and the Operating Partnership related to this litigation will not materially affect the financial position, operating results or liquidity of the Company and the Operating Partnership.

On October 24, 2001, an accident occurred at 215 Park Avenue South, a property which the Company manages, but does not own. Personal injury claims have been filed against the Company and others by 12 persons. The Company believes that there is sufficient insurance coverage to cover the cost of such claims, as well as any other personal injury or property claims which may arise.

The Company has entered into employment agreements with certain executives. Six executives have employment agreements which expire between August 2002 and January 2007. The cash based compensation associated with these employment agreements totals approximately $1,925 for 2002.

During March 1998, the Company acquired an operating sub-leasehold position at 420 Lexington Avenue. The operating sub-leasehold position requires annual ground lease payments totaling $6,000 and sub-leasehold position payments totaling $1,100 (excluding an operating sub-lease position purchased January 1999—see Note 3). The ground lease and sub-leasehold positions expire 2008. The Company may extend the positions through 2029 at no additional cost.

The property located at 1140 Avenue of the Americas operates under a net ground lease ($348 annually) with a term expiration date of 2016 and with an option to renew for an additional 50 years.

The property located at 711 Third Avenue operates under an operating sub-lease which expires in 2083. Under the sub-lease, the Company is responsible for ground rent payments of $1,600 annually which increased to $3,100 in July 2001 and will continue for the next ten years. The ground rent is reset after year ten based on the estimated fair market value of the property.

In April 1988, the SL Green Predecessor entered into a lease agreement for property at 673 First Avenue in New York City, which has been capitalized for financial statement purposes. Land was estimated to be approximately 70% of the fair market value of the property. The portion of the lease attributed to land is classified as an operating lease and the remainder as a capital lease. The initial lease term is 49 years with an option for an additional 26 years. Beginning in lease years 11 and 25, the lessor is entitled to additional rent as defined by the lease agreement.

The Company continues to lease the 673 First Avenue property which has been classified as a capital lease with a cost basis of $12,208 and cumulative amortization of $3,306 and $3,035 at December 31, 2001 and 2000, respectively. The following is a schedule of future minimum lease payments under capital leases and noncancellable operating leases with initial terms in excess of one year as of December 31, 2001.

December 31,	Capital leases	Noncancellable Operating leases
2002	$ 1,290	$ 11,982
2003	1,290	11,982
2004	1,290	11,982
2005	1,322	11,982
2006	1,416	11,982
Thereafter	57,593	308,259
Total minimum lease payments	64,201	$368,169
Less amount representing interest	(48,627)	
Present value of net minimum lease payments	$ 15,574	

17. TECHNOLOGY INVESTMENTS AND ALLIANCES

The Company owns equity interests in several companies that provide communication services or amenities to tenants. The equity interests are in the form of preferred stock, and vested and unvested warrants to acquire common stock. These investments are included in other assets on the consolidated balance sheets. Below is a summary of these investments as of December 31, 2001:

Company	Ticker Symbol	Capital Investment	Shares Received (1)	Warrants Received (1)	Book Value (2)
Captivate Network (3)	Privately Held	$ 750	98.6	234	—
Internet Realty Partners (4)	Privately Held	1,500	—	—	$905

(1) Preferred shares and warrants received may include amounts allocable to joint venture partners. The Company may earn additional preferred shares or warrants based upon the achievement of certain thresholds in accordance with the respective investment agreements or upon the signing of additional license agreements for properties.

(2) The Company's investments in privately-held entities were recorded at estimated fair values when the investments were made and are valued at the lower of cost or market.

(3) In April 2001, Verticore merged with Captivate Networks. The Company's 241 shares were converted into 98.6 shares of the new company. The Company is entitled to receive additional shares upon completion of the recapitalization of the new company. The Company wrote off its entire investment in 2001.

(4) Through December 31, 2001, the Company made a $1,500 limited partnership investment in Internet Realty Partners, L.P. ("IRP"). IRP invests in privately-held and publicly traded real estate-related Internet, technology and e-commerce companies. The Company wrote down the value of this investment by $595 based on the estimated value of the underlying investments.

December 31, 2001 (Dollars in thousands, except per share data)

18. FINANCIAL INSTRUMENTS: DERIVATIVES AND HEDGING

Financial Accounting Standards Board's Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which became effective January 1, 2001 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company recorded a cumulative effect adjustment upon the adoption of SFAS 133. This cumulative effect adjustment, of which the intrinsic value of the hedge was recorded in other comprehensive income ($811) and the time value component was recorded in the statement of income ($532), was an unrealized loss of $1,343. The transition amounts were determined based on the interpretive guidance issued by the FASB at that date. The FASB continues to issue interpretive guidance that could require changes in the Company's application of the standard and adjustments to the transition amounts. SFAS 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows.

The following table summarizes the notional and fair value of the Company's derivative financial instruments at December 31, 2001. The notional is an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks.

	Notional Value	Strike Rate	Maturity	Fair Value
Interest Rate Collar	$70,000	6.580%	11/2004	$(4,096)
Interest Rate Swap	$65,000	4.010	8/2005	$ 891

On December 31, 2001, the derivative instruments were reported as an obligation at their fair value of $3,205. Offsetting adjustments are represented as deferred gains or losses in Accumulated Other Comprehensive Loss of $2,911. Currently, all derivative instruments are designated as hedging instruments.

Over time, the unrealized gains and losses held in Accumulated Other Comprehensive Loss will be reclassified into earnings as interest expense in the same periods in which the hedged interest payments affect earnings. The Company estimates that approximately $1,093 of the current balance held in Accumulated Other Comprehensive Loss will be reclassified into earnings within the next twelve months.

The Company is not currently hedging exposure to variability in future cash flows for forecasted transactions other than anticipated future interest payments on existing debt.

19. ENVIRONMENTAL MATTERS

Management of the Company believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on the Company's financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of the properties were sold.

20. SEGMENT INFORMATION

The Company is a REIT engaged in owning, managing, leasing and repositioning office properties in Manhattan and has two reportable segments, office real estate and structured finance investments. The Company evaluates real estate performance and allocates resources based on net operating income.

The Company's real estate portfolio is located in one geographical market of Manhattan. The primary sources of revenue are generated from tenant rents and escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, real estate taxes and ground rent expense (at certain applicable properties).

At December 31, 2001 and 2000, of the total assets of $1,371,577 and $1,161,154, $1,182,939 and $1,109,861 represented real estate assets and $188,638 and $51,293 represented structured finance investments, respectively.

For the years ended December 31, 2001, 2000 and 1999, of the total revenues of $257,685, $230,323 and $206,017, $240,316, $217,052 and $200,751 represented total revenues from real estate assets and $17,369, $13,271 and $5,266 represented total revenues from structured finance investments.

For the years ended December 31, 2001, 2000 and 1999, of the total net operating income of $63,607, $53,152 and $48,966, $46,238, $39,881 and $43,700 represented net operating income from real estate assets and $17,369, $13,271 and $5,266 represents net operating income from structured finance investments, respectively. The Company does not allocate marketing, general and administrative expenses or interest expense to the structured finance segment, since it bases performance on the individual segments prior to allocating marketing, general and administrative expenses and interest expense. All other expenses relate solely to the real estate assets.

There were no transactions between the above two segments.

December 31, 2001 (Dollars in thousands, except per share data)

21. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for the last two years is presented in the tables below:

2001 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$62,292	$61,924	$66,476	$66,994
Income net of minority interest and before gain on sale and extraordinary item	16,205	15,032	14,943	12,828
(Loss) gain on sale	(207)	647	3,002	1,514
Extraordinary item	—	(332)	—	(98)
Cumulative effect adjustment	—	—	—	(532)
Net income before preferred dividends	15,998	15,347	17,945	13,712
Preferred dividends and accretion	(2,414)	(2,414)	(2,415)	(2,414)
Income available to common shareholders	$13,584	$12,933	$15,530	$11,298
Net income per common share—Basic	$0.45	$0.45	$0.63	$0.46
—Diluted	$0.45	$0.44	$0.60	$0.45

2000 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$58,195	$60,874	$56,494	$54,759
Income net of minority interest and before gain on sale and extraordinary item	12,104	12,774	11,028	9,815
Gain on sale	16,770	5,624	4,797	14,225
Extraordinary item	(491)	—	(430)	—
Net income before preferred dividends	28,383	18,398	15,395	24,040
Preferred dividends and accretion	(2,407)	(2,407)	(2,407)	(2,407)
Income available to common shareholders	$25,976	$15,991	$12,988	$21,633
Net income per common share—Basic	$1.07	$0.65	$0.53	$0.89
—Diluted	$0.89	$0.58	$0.49	$0.76

Report of Independent Auditors

To the Board of Directors and Shareholders of
SL Green Realty Corp.

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of SL Green Realty Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SL Green Realty Corp. at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 18 to the financial statements, in 2001 the Company changed its method of accounting for derivative instruments.

Ernst & Young LLP

New York, New York
February 4, 2002

Report of Management

The management of SL Green Realty Corp. (the "Company") is responsible for the preparation and fair presentation of its consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States and include amounts based on the best judgment of management. The Company's management is also responsible for the accuracy and consistency of other financial information included in the annual report.

In recognition of its responsibility for the integrity and objectivity of information in the financial statement, the Company maintains an internal control system over the financial statements and related disclosures which is designated to provide reasonable but not absolute, assurance with respect to reliability of the Company's financial statements.

Ernst & Young LLP audits the Company's financial statements in accordance with generally accepted auditing standards and provides an objective, independent review of the Company's internal control and the fairness of its reported financial condition and results of operations.

The Audit Committee of the Board of Directors, which consists of only outside directors, meets regularly with management and the Company's independent auditors to review their work and discuss the Company's accounting policies, financial controls and reporting practices. The independent auditors have unrestricted access to the Audit Committee, without the presence of management, to discuss any matters that they feel require attention.

Michael W. Reid
Chief Operating Officer

Thomas E. Wirth
Chief Financial Officer

CORPORATE DIRECTORY

Directors—Non-Officers

John H. Alschuler, Jr.
Executive Committee; Audit Committee;
Compensation Committee
President;
Hamilton, Rabinowitz & Alschuler, Inc.

Edwin Thomas Burton, III
Audit Committee, Chairman;
Compensation Committee
Professor of Economics;
University of Virginia

John S. Levy
Audit Committee; Compensation Committee
Private Investor

Officers

Stephen L. Green
Chairman of the Board and
Chief Executive Officer;
Executive Committee

Marc Holliday
President, Director

Michael W. Reid
Chief Operating Officer

Thomas E. Wirth, CPA
Chief Financial Officer

Gerard T. Nocera
Executive Vice President
Director of Real Estate Operations

Andrew S. Levine
Executive Vice President
Secretary and General Counsel

Counsel

Sidley Austin Brown & Wood
New York, NY

Auditors

Ernst & Young LLP
New York, NY

Registrar & Transfer Agent

The Bank of New York
Investor Relations Department
Church Street Station
P.O. Box 11258
New York, NY 10277-0758
Tel: 1-800-524-4458
TDD: 1-800-936-4237
Email: Shareowner-Svcs@Email.bony.com

Stock Listing

NYSE Symbol: SLG, SLG PrA

Annual Report, Form 10K

Request Financials from the Company

Annual Meeting

Tuesday, May 14, 2002
At the Grand Hyatt Hotel
Park Avenue at Grand Central (42nd Street)
at 10 am

Shareholders

On March 19, 2002 the Company had approximately 4,500 shareholders.

Executive Offices

420 Lexington Avenue
New York, NY 10170
Tel: 212-594-2700
Fax: 212-216-1785
E-mail: investor.relations@slgreen.com

SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170
(212) 594-2700